Exhibit 2.1

PURCHASE AND SALE AGREEMENT

by and among

AVAGO TECHNOLOGIES LIMITED,

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION,

OTHER SELLERS

and

MARVELL TECHNOLOGY GROUP LTD.

MARVELL INTERNATIONAL TECHNOLOGY LTD.

Dated as of February 17, 2006

i

4.22	Restrictions on Business Activities	27
4.23	Insurance	28
4.24	Customer Relationship	28
4.25	Suppliers	28
4.26	Products	28
4.27	No Other Representations or Warranties	28

ARTICLE V REPRESENTATIONS OF PURCHASER		29
5.1	Corporate Existence	29
5.2	Corporate Authority	29
5.3	Governmental Approvals and Consents	30
5.4	Financial Capacity	31
5.5	Finders; Brokers	31
5.6	Purchase for Investment	31
5.7	No Other Representations or Warranties	31

ARTICLE VI AGREEMENTS OF PURCHASER AND SELLER		31
6.1	Operation of the Business	31
6.2	Investigation of Business; Confidentiality	34
6.3	Necessary Efforts; No Inconsistent Action	35
6.4	Public Disclosures	36
6.5	Access to Records and Personnel	37
6.6	Employee Relations and Benefits	39
6.7	Non-U.S. Employees	43
6.8	Other Arrangements	44
6.9	Non-Competition	44
6.10	Non-Solicitation	46
6.11	Intellectual Property License Agreement	47
6.12	[Reserved]	47
6.13	Insurance Matters	47
6.14	Tax Matters	47
6.15	Mail Handling	51
6.16	[Reserved]	52
6.17	Shared Contracts	52
6.18	Licenses	52
6.19	NDAs	52
6.20	Patents Licensed Non-exclusively to the Purchaser	52

ARTICLE VII CONDITIONS TO CLOSING		53
7.1	Conditions Precedent to Obligations of Purchaser, Seller and the Other Sellers	53
7.2	Conditions Precedent to Obligation of Seller and the Other Sellers	53
7.3	Conditions Precedent to Obligation of Purchaser	54

ARTICLE VIII CLOSING		55
8.1	Closing Date	55
8.2	Purchaser Obligations	55
8.3	Seller Parent, the Other Sellers and Seller Obligations	56

ii

ARTICLE IX INDEMNIFICATION		56
9.1	Indemnification	56
9.2	Certain Limitations	57
9.3	Procedures for Third-Party Claims and Excluded Liabilities	58
9.4	Certain Procedures	60
9.5	Remedies Exclusive	61

ARTICLE X TERMINATION		61
10.1	Termination Events	61
10.2	Effect of Termination	62

ARTICLE XI MISCELLANEOUS AGREEMENTS OF THE PARTIES		62
11.1	Dispute Resolution	62
11.2	Notices	63
11.3	Bulk Transfers	64
11.4	Severability	64
11.5	Purchaser Parent Guarantee	65
11.6	Further Assurances; Further Cooperation	65
11.7	Counterparts	65
11.8	Expenses	65
11.9	Assignment	66
11.10	Amendment; Waiver	66
11.11	Specific Performance	66
11.12	Third Parties	66
11.13	Governing Law	67
11.14	Consent to Jurisdiction; Waiver of Jury Trial	67
11.15	Disclosure Letter	67
11.16	Entire Agreement	67
11.17	Time is of the Essence	67
11.18	Section Headings; Table of Contents	68

EXHIBIT A	Bill of Sale
EXHIBIT B	Assignment and Assumption Agreement
EXHIBIT C	Local Asset Transfer Agreement
EXHIBIT D	Master Separation Agreement
EXHIBIT E	Intellectual Property License Agreement
EXHIBIT F	Excluded Assets
EXHIBIT G	Trademark License Agreement
EXHIBIT H	Purchased Assets
EXHIBIT I	Joinder

iii

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement is dated as of February 17, 2006 (the “Agreement”), by and among Avago Technologies Limited, a company organized under the laws of Singapore (“Seller Parent”), Avago Technologies Imaging Holding (Labuan) Corporation, a company organized under the laws of  Labuan (“Seller”), each Subsidiary or Affiliate of Seller (including the IPL Owners) that is transferring assets and will execute a joinder to this Agreement prior to the Closing (collectively, the “Other Sellers”), Marvell Technology Group Ltd., a Bermuda corporation (“Purchaser Parent”), and Marvell International Technology Ltd., a Bermuda corporation (“Purchaser”) (each, a “Party” and collectively, the “Parties”).

W I T N E S S E T H:

WHEREAS, Seller Parent, Seller and the Other Sellers and certain direct and indirect Subsidiaries of Seller Parent are engaged in, among other things, the Business (as defined below);

WHEREAS, Purchaser is a wholly-owned subsidiary of Purchaser Parent;

WHEREAS, the Other Sellers desire to sell, transfer and assign, and Purchaser desires to purchase and assume, the Purchased Assets and Assumed Liabilities of the Business upon the terms and subject to the conditions specified in this Agreement;

WHEREAS, Seller Parent, through certain indirect wholly owned subsidiaries (the “IPL Owners”), owns all of the issued and outstanding capital stock (the “IPL Capital Stock”) of Avago Technologies India Private Limited, a company organized under the laws of India (“IPL”);

WHEREAS, Seller owns all of the issued and outstanding capital stock (the “IPC Capital Stock”) of Avago Technologies Imaging IP (Singapore) Pte. Ltd., a company organized under the laws of Singapore (“IPC”);

WHEREAS, Seller owns all of the issued and outstanding capital stock (the “U.S. R&D Capital Stock”, and together with the IPL Capital Stock and the IPC Capital Stock, the “Purchased Subsidiary Interests”) of Avago Technologies Imaging (U.S.A.) Inc., a Delaware corporation (“U.S. R&D”, and together with IPL and IPC, the “Purchased Seller Subsidiaries”); and

WHEREAS, Purchaser wishes to purchase from Seller Parent and Seller, and Seller Parent and Seller wish to sell, or cause to be sold, to Purchaser, the Purchased Subsidiary Interests upon the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

1.1           Definitions.

Unless otherwise provided herein, capitalized terms used in this Agreement have the meanings ascribed to them by definition in this Agreement or in Annex A.

1.2           Rules of Construction.

(a)           This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

(b)           The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The words “include”, “including”, or “includes” when used herein shall be deemed in each case to be followed by the words “without limitation” or words having similar import. The headings and table of contents in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms.

ARTICLE II

PURCHASE, SALE AND ASSUMPTION

2.1           Purchase and Sale of Purchased Assets and Purchased Subsidiary Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)           Seller Parent, Seller and the Other Sellers shall, and shall cause their Subsidiaries to, sell, assign, transfer, convey and deliver to Purchaser or, if instructed by Purchaser in writing prior to the Closing Date, to one of Purchaser’s Affiliates, and Purchaser shall, or shall cause one of its Affiliates to, purchase, acquire and accept from the Seller Parties, all of the Seller Parties’ respective right, title and interest in and to the Purchased Assets.

(b)           Seller shall, and Seller Parent shall cause the IPL Owners to, sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and the IPL Owners, all right, title and interest to the Purchased Subsidiary Interests. Prior to the Closing, Seller Parent, Seller and the Other Sellers shall, and shall cause their Subsidiaries to, transfer to the Purchased Seller Subsidiaries, all of the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights, including the right to pursue past damages based on third-party infringement of the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights, and also including the goodwill of the Business appurtenant to trademarks included in the Transferred Business Intellectual Property, subject to the terms of any licenses granted to third parties existing as of the date of this Agreement or any licenses granted after the date hereof not in violation of this Agreement with respect to such Transferred Business Intellectual Property and Transferred Business Intellectual Property Rights, and subject to the rights granted to Seller in the Intellectual Property License Agreement. The Parties agree and acknowledge that none of the assets of the Purchased Seller Subsidiaries or the Purchased Assets shall include any accounts receivable of the Business.

2.2           Assumption by Purchaser of Certain Liabilities; Retention by the Other Sellers of Remaining Liabilities.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume, pay, perform and discharge when due any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, (collectively, “Liabilities”) of Seller Parent, Seller and the Other Sellers to the extent (but only to the extent) arising out of or relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property or the Transferred Business Intellectual Property Rights, whether arising on, prior to or after the Closing Date, other than the Excluded Liabilities (the “Assumed Liabilities”). Without in any way limiting the generality of the foregoing, except to the extent any such Liability is an Excluded Liability, the Assumed Liabilities shall include the following:

(i)            all Liabilities of Seller Parent, Seller and the Other Sellers arising on, prior to or after the Closing Date under the Transferred Contracts;

(ii)           all Liabilities arising on, prior to or after the Closing Date for any infringement or alleged infringement to the extent (but only to the extent) relating to the Business of (A) the rights of any other Person relating to Technology or Intellectual Property Rights, or (B) any right of any other Person pursuant to any license, sublicense or agreement relating to Technology or Intellectual Property Rights;

(iii)          all Liabilities of Seller Parent, Seller and the Other Sellers and their Subsidiaries to the extent (but only to the extent) relating to the Printer Products sold by the Business at any time, including Liabilities for refunds, adjustments, allowances, repairs, exchanges, returns and warranty, merchantability and other claims arising on, prior to or after the Closing Date;

(iv)          except as provided in Section 2.2(b)(v) or as otherwise provided herein, all Liabilities of the Seller and the Other Sellers relating to any Transferred Employee;

(v)           all Business Environmental Liabilities;

(vi)          all Liabilities of Seller Parent, Seller and the Other Sellers relating to or arising under or in connection with Proceedings to the extent (but only to the extent) relating to the Business, the Purchased Assets or the other Assumed Liabilities, whether such Proceeding is brought prior to, on or after the Closing Date;

(vii)         all other Liabilities to the extent (but only to the extent) arising out of or relating to or incurred primarily in connection with the Business, including (A) the operation of the Business after the Closing Date, (B) the use of any of the Business Intellectual Property Rights by Purchaser or permissible licensees and (C) any condition arising on or prior to or after the Closing Date with respect to the Purchased Assets; and

(viii)        all current Liabilities of the Business set forth on Schedule 2.2(a)(viii).

(b)           Any other provision of this Agreement notwithstanding, Purchaser shall not be obligated to assume, pay, perform, discharge or be responsible for any of the following Liabilities of Seller Parent, Seller, Other Sellers or any of their Subsidiaries or Affiliates (collectively, the “Excluded Liabilities”):

(i)            any and all Liabilities in respect of accounts payable due to third parties incurred in connection with the operation of the Business prior to the Closing Date;

(ii)           any Liability to the extent arising out of or relating to the operation or conduct by Seller Parent, Seller, the Other Sellers or any of their Affiliates of any Retained Business or of any business other than the Business;

(iii)          subject to the provisions of Sections 2.4, 2.5 and 2.6 hereof, any Liability to the extent arising out of or relating to any Excluded Asset;

(iv)          any Liability in respect of Taxes that are to be borne by Seller Parent, Seller or any of their Subsidiaries pursuant to Section 6.14, and any Liability in respect of deferred Taxes (from an accounting perspective);

(v)           except as provided for in Section 6.6 or 6.7, all Liabilities to or in respect of any current or former employees of Seller Parent, Seller or any of their Subsidiaries other than Transferred Employees;

(vi)          except as provided for in Section 6.6 and 6.7, (A) all Liabilities under any Seller Plans, including any pension or retirement plan, severance plan, retention plan, workers compensation, medical, life insurance, disability or other welfare plan, expenses and benefits incurred or claimed in respect of any Transferred Employee or other current or former employee of Seller Parent, Seller or any of their Subsidiaries, and any claims by such Transferred Employees, their covered dependents, or any other current or former employees of Seller Parent, Seller or any of their Subsidiaries, for benefits or claims arising on or prior to the Closing Date and (B) all Liabilities under any Seller Plans arising out of or relating to any period prior to the Closing Date that would be required to be reflected on a balance sheet of the Business as of Closing prepared in accordance with GAAP, excluding accrued flexible time off (“FTO”) for Transferred Employees, which shall be an Assumed Liability;

(vii)         any costs or expense or any Liability of Seller Parent or any of its Affiliates, incurred before, on or after the Closing Date to the extent arising out of the Restructuring (other than Liabilities which would otherwise have been Assumed Liabilities in the absence of the Restructuring);

(viii)        any Indebtedness;

(ix)           any Liability arising out of any Environmental Claim other than the Business Environmental Liabilities;

(x)            Leases other than the Assigned Leases and the Sublease;

(xi)           any Liability to any broker, finder or agent for any investment banking or brokerage fees, finder’s fees or commission and any other fees and expenses payable by Seller Parent or any of its Subsidiaries pursuant to Section 11.8 with respect to the transactions contemplated by this Agreement;

(xii)          any Liability to Seller Parent, Seller, the Other Sellers or any of their Subsidiaries other than pursuant to this Agreement or the other Transaction Documents;

(xiii)         any Liability that would be required to be reflected as a current liability on a balance sheet of the Business as of the Closing prepared in accordance with GAAP other than those set forth in Schedule 2.2(a)(viii); and

(xiv)        except as provided in Sections 2.4, 2.5, 2.6, 6.6 or 6.7 any Liabilities with respect to Contracts other than Transferred Contracts.

2.3           Transfer of Purchased Assets; Assumed Liabilities and Purchased Subsidiary Interests.

(a)           The Purchased Assets and the Purchased Subsidiary Interests shall be sold, conveyed, transferred, assigned and delivered, and the Assumed Liabilities shall be assumed, pursuant to transfer and assumption agreements and such other instruments in such form as may be necessary or appropriate to effect a conveyance of the Purchased Assets and the Purchased Subsidiary Interests and an assumption of the Assumed Liabilities in the jurisdictions in which such transfers are to be made. In addition, Intellectual Property Rights under certain computer assisted design (CAD) tool software licenses (“CAD Licenses”) will be assigned or sublicensed to Purchaser to the extent provided in Section 6.18 hereof. Such transfer and assumption agreements shall be jointly prepared by the Parties and shall include:  (i) a bill of sale in substantially the form attached hereto as Exhibit A (the “Bill of Sale”), (ii) an assignment and assumption agreement in substantially the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”), (iii) local asset transfer agreements for each jurisdiction other than the United States in which Purchased Assets, Transferred Business Intellectual Property, Transferred Intellectual Property Rights or Assumed Liabilities are located in substantially the form attached hereto as Exhibit C with only such deviations therefrom as are required by local Law (the “Local Asset Transfer Agreements”), (iv) the stock certificates evidencing the Purchased Subsidiary Interests and (v) such other agreements as may reasonably be required to effect the purchase and assignment of the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights, Assumed Liabilities and the Purchased Subsidiary Interests (collectively, clauses (i)–(v), the “Ancillary Agreements”) and shall be executed no later than at or as of the Closing by the Seller Parties, as appropriate and Purchaser.

(b)           Notwithstanding the foregoing and unless otherwise stated in the Master Separation Agreement, promptly following the Closing Date, Purchaser will:  (i) at Purchaser’s cost and expense, prepare such Purchased Assets located at any facilities currently occupied by the Other Sellers which are not to be purchased, assigned, subleased, transferred to or otherwise occupied by Purchaser pursuant to this Agreement or the Master Separation Agreement (each such facility, a “Seller Facility”) for relocation and relocate such Purchased Assets from the relevant Seller Facility; (ii) be responsible for all data transfer, delivery, transmission and reformatting costs and expenses related to the acquisition of assets to the extent provided in the Master Separation Agreement, and (iii) indemnify, defend and reimburse the respective Other Seller all Seller Losses arising out of any damage to any Seller Facility or any injury suffered by any Person arising out of or related to Purchaser’s removal, detachment, disconnection, or transportation of the Purchased Assets. Subject to the terms of this Section 2.3(b), each of Seller Parent, Seller and the Other Seller agrees to, and shall use commercially reasonable efforts (as defined for purposes of this Agreement in Schedule 2.3(b)) to cause Angel to, cooperate with Purchaser and provide Purchaser all assistance reasonably requested by Purchaser in connection with the planning and implementation of the transfer of Purchased Assets or any portion of any of them to such location as Purchaser shall designate. Purchased Assets shall be transported by or on behalf of Purchaser, and until all of the Purchased Assets are removed from a Seller Facility, Seller Parent, Seller or the Other Sellers, respectively, will and will use commercially reasonable efforts to cause Angel to, permit Purchaser and its authorized agents or representatives, upon prior notice, to have reasonable access to the Seller Facility to the extent necessary to disconnect, detach, remove, package and crate the Purchased Assets for transport. Purchaser shall be responsible for disconnecting and detaching all fixtures and equipment that are Purchased Assets from the floor, ceiling and walls of a Seller Facility so as to be freely removed from a Seller Facility by Purchaser. Purchaser shall be responsible for packaging and loading the Purchased Assets for transporting to and reinstalling the Purchased Assets at such location(s) as Purchaser shall determine. All risk of loss as to the Purchased Assets shall be borne by, and shall pass to, the Purchaser as of the Effective Time.

(c)           Notwithstanding the foregoing, but subject to the Intellectual Property License Agreement, the Other Sellers and Seller and its Subsidiaries shall have no obligation to prosecute any Patents or Trademarks included in the Transferred Business Intellectual Property after the Closing Date, even if such Patents or Trademarks are the subject of any pending litigation relating to such Patents or Trademarks, and their obligations with respect to transfer of all such Patents or Trademarks shall be limited to the delivery of complete files relating thereto upon the reasonable request of Purchaser from time to time and the delivery of Transferred Business Intellectual Property Rights Assignments pursuant to Section 2.3(a).

2.4           Approvals and Consents.

(a)           Notwithstanding anything to the contrary contained in this Agreement, and subject to the provisions of Sections 2.5 and 2.6, to the extent that the sale, conveyance, transfer, assignment or delivery or attempted sale, conveyance, transfer, assignment or delivery to Purchaser of any Purchased Asset would result in a violation of any applicable Law, or would require any Consent or waiver of any Governmental Authority or third party and such Consent or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, transfer, assignment or delivery, or an attempted sale, conveyance, transfer, assignment or delivery thereof if any of the foregoing would constitute a breach of applicable Law, any Contract or the rights of any third party; provided, however, that, subject to the satisfaction or waiver of the conditions contained in Article VII, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account of such required authorization. Following the Closing, the Parties shall use commercially reasonable efforts, and shall cooperate with each other, to obtain promptly such Consent or waiver; provided, further, however, that neither Party nor any of its Subsidiaries shall be required to pay any consideration therefor.

(b)           Once such Consent or waiver is obtained, Seller Parent, Seller and the Other Sellers shall, and shall cause their Subsidiaries to, or if applicable, use their commercially reasonable efforts to cause Angel to, sell, assign, transfer, convey and license such Purchased Asset and the Purchased Subsidiary Interests, as applicable, to Purchaser for no additional consideration. Applicable Transfer Taxes in connection with such sale, assignment, transfer, conveyance or license shall be paid in accordance with Section 6.14.

(c)           To the extent that any Purchased Asset cannot be provided to Purchaser following the Closing pursuant to this Section 2.4, Purchaser and Seller Parent, Seller or any Other Seller, as applicable, shall or shall cause its Subsidiaries to, or shall use commercially reasonable efforts to cause Angel to, use commercially reasonable efforts to, enter into such arrangements (including subleasing, sublicensing or subcontracting) to provide to the parties the economic (taking into account Tax costs and benefits) and, to the extent permitted under applicable Law, operational equivalent of obtaining such Consent or waiver and the performance by Purchaser of its obligations thereunder. To the extent permitted under applicable Law, Seller Parent, Seller or any Other Seller, as applicable, shall, or shall cause its Subsidiaries to, or shall use commercially reasonable efforts to cause Angel to, hold in trust for and pay to Purchaser promptly upon receipt thereof, such Purchased Assets and all income, proceeds and other monies received by such party to the extent related to any such Purchased Asset in connection with the arrangements under this Section 2.4. Such party shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets. Notwithstanding the foregoing, such party shall have no obligation whatsoever to retain any portion of the Business, other than any individual asset or Contract (but only until such time as the transfer thereof may be effected in accordance with this Agreement), in order to obtain any such Consent or waiver referred to in this Section 2.4 or elsewhere in this Agreement. Nothing in this Section 2.4 applies (i) to any Consent or waiver required under any Antitrust Regulations, which Consents and waivers shall be governed by Section 6.3 or (ii) to Consents or releases with respect to the Assigned Real Property and the Subleased Real Property, such Consents and releases to be obtained pursuant to the provisions of Section 2.6.

2.5           Novation and Assignment.

(a)           Each Party shall, and shall cause their respective Subsidiaries to, and Seller Parent shall use commercially reasonable efforts to cause Angel to, use commercially reasonable efforts to obtain or to cause to be obtained any Consent, substitution, or amendment required to novate (including with respect to any federal governmental contract) or assign all rights and obligations under Transferred Contracts and other obligations or liabilities of any nature whatsoever that constitute the Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Purchaser will be solely responsible for such rights and Assumed Liabilities from and after the Closing Date, provided, however, that neither Party nor any of its Subsidiaries shall be obligated to pay any consideration therefor to any third party from whom such Consents, substitutions and amendments are requested.

(b)           If either Party or any of its Subsidiaries is unable to obtain, or to cause to be obtained, any such required Consent, release, substitution or amendment, (i) Seller Parent, Seller or any Other Seller, as applicable, shall, or shall cause its Subsidiary to, or shall use reasonable commercial efforts to cause Angel to, continue to be bound by such Transferred Contracts and other obligations and, (ii) unless not permitted by the terms thereof or applicable Law, Purchaser shall, as agent or subcontractor for the Other Seller or Seller or Seller Parent or their Subsidiaries, as applicable, pay, perform and discharge fully, or cause to be paid, transferred or discharged all the obligations or other Liabilities such Party thereunder from and after the Closing Date (except to the extent expressly otherwise provided herein or in the other Transaction Documents). Such Party shall, without further consideration, pay and remit, or cause to be paid or remitted, to Purchaser promptly all money, rights and other consideration received by it in respect of such performance. If and when any such consent, approval, release, substitution or amendment shall be obtained or such agreement, lease, license or other rights or obligations shall otherwise become assignable or able to be novated, Seller Parent, Seller or any  Other Seller, as applicable, shall, or shall cause its Subsidiaries to thereafter assign, or cause to be assigned, all its rights, obligations and other liabilities thereunder to Purchaser without receipt of further consideration and Purchaser shall, without the payment of any further consideration, assume such rights and obligations. Notwithstanding the foregoing, the provisions of this Section 2.5 shall not apply to Consents or releases with respect to the Assigned Real Property and the Subleased Real Property, such Consents and releases to be obtained pursuant to the provisions of Section 2.6.

(c)           To the extent reasonably required in order to perfect Purchaser’s or its Affiliates’ chain of title to the Transferred Business Intellectual Property as recorded at the United States Patent and Trademark Office (USPTO), or a corresponding office in a foreign country, upon Purchaser’s reasonable request Seller Parent or Seller shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts (but not including payment or the transfer of other consideration to any third party) to provide, obtain, or cause to be obtained, documents sufficient to evidence the chain of title conferring ownership of such Transferred Business Intellectual Property in Purchaser in a form suitable for recordation with the USPTO, or a corresponding office in a foreign country, and to provide said documents to the Purchaser for filing and recordation by it, or, in the sole discretion of the Seller, to record, or to cause to be recorded, said documents.

2.6           Consent to Real Property Assignments and Sublease.

(a)           Promptly following the execution of this Agreement, with respect to each Assigned Real Property and the Subleased Real Property, Seller shall use its commercially reasonable efforts to obtain the consent of the relevant Landlord to the assignment (whether by direct assignment or in connection with the sale to Purchaser or one of its Affiliates of the Purchased Subsidiary Interests) or sublease, as the case may be, of each Assigned Real Property and the Subleased Real Property on terms reasonably acceptable to Purchaser and Seller

(collectively, the “Landlord Consents”), but shall not be required to commence judicial proceedings for a declaration that any Landlord Consent has been unreasonably withheld or delayed, pay any consent fees or agree to any change in the Assigned Leases or the Corvallis Lease (other than those conditioned upon the consummation of the transactions contemplated hereby), or provide or maintain any security or guaranty to any Landlord following the Closing.

(b)           Purchaser shall cooperate with Seller in attempting to obtain the Landlord Consents, including without limitation:  (i) providing financial statements and references as may be reasonably requested by any Landlord, (ii) agreeing to any amendments to the Assigned Leases or the Sublease as may be reasonably requested by the relevant Landlord; provided such amendments could not reasonably be expected to increase the liability of Purchaser as tenant or subtenant, as the case may be, or decrease the Purchaser’s rights as tenant or subtenant, as the case may be, thereunder, (iii) executing and delivering (and agreeing to execute and deliver) a guarantee by the ultimate parent of Purchaser (or other subsidiary of the ultimate parent) of the obligations under the relevant Assigned Lease or the Sublease, as the case may be, and (iv) with respect to the Subleased Real Property, entering into a direct lease of the Subleased Real Property with the Landlord, if reasonably requested by the Landlord, on terms that are not materially more adverse to Purchaser in comparison to those of the existing Lease or otherwise acceptable to Purchaser in its reasonable discretion.

(c)           Purchaser shall not communicate directly with any Landlord without the prior written consent of Seller, such consent not to be unreasonably withheld.

2.7           Missing Consents.

Not less than three (3) Business Days prior to the Closing, Seller shall deliver a supplement to the Disclosure Letter, which supplement shall identify the Consents with respect to the Transferred Material Contracts, the Assigned Real Property or the Subleased Real Property that to Seller’s knowledge have not been obtained and are subject to the provisions of Sections 2.4, 2.5 and 2.6 hereof; provided, that such supplement will have no effect on any representation or warranty or the exceptions thereto.

ARTICLE III

PURCHASE PRICE AND ADJUSTMENTS

3.1           Purchase Price.

The purchase price in respect of the purchase and sale transactions hereunder (the “Purchase Price”) shall be (a) the sum of (i) an amount in cash equal to Two Hundred Forty Million Dollars and no cents ($240,000,000), as adjusted pursuant to Section 3.2, plus (ii) any payments required to be made by Purchaser pursuant to Section 3.3, and (b) the assumption of the Assumed Liabilities, which comprises the aggregate of the respective purchase prices to be paid for the Purchased Subsidiary Interests, the Purchased Assets and the covenant not to compete contained in Section 6.9 in each respective jurisdiction as provided in the Allocation Schedule.

3.2           Closing Date Payment.

(a)           On the Closing Date, Purchaser shall, or shall cause one of its Affiliates to, pay to Seller (for its own account and as agent for any Other Seller unless otherwise provided in any Local Asset Transfer Agreement) an amount equal to (i) Two Hundred Forty Million Dollars and no cents ($240,000,000), and (ii) plus or minus, as applicable, the difference between the Estimated Inventory (as defined in section 3.2(b)) at the opening of business on the Closing Date (without giving effect to the Closing) and the Base Inventory. Such amount provided for in the immediately preceding sentence shall be payable in United States dollars in immediately available federal funds to such bank account or accounts as shall be designated in writing by Seller no later than the second Business Day prior to the Closing, and furthermore, shall be inclusive of any amounts paid or to be paid under any Local Asset Transfer Agreements.

(b)           For purposes of this Agreement, “Estimated Inventory” shall be an amount based on Seller’s estimate of projected Final Inventory (as defined in Section 3.2(c)) as of the opening of business on the Closing Date (without giving any effect to the Closing or any step up or step down in value for financial reporting purposes as a result of the closing of the transactions contemplated by the Semiconductor Business Purchase Agreement) prepared on a basis consistent with past accounting practice of the Business as estimated in good faith by Seller and set forth in a certificate delivered by Seller to Purchaser, together with reasonable supporting documentation for the calculation thereof, not less than three (3) Business Days prior to the Closing Date, it being agreed that at the time of the delivery of such certificate and continuing thereafter Seller shall provide a reasonable opportunity for Purchaser to review such supporting documentation and discuss it in good faith with responsible representatives of Seller.

(c)           Purchaser and Seller agree that to the extent that the Final Inventory exceeds the Estimated Inventory, Purchaser shall pay to Seller (on behalf of itself and as agent for any Other Seller) such excess (the “Inventory Excess Amount”), and to the extent that the Final Inventory is less than the Estimated Inventory , Seller (on behalf of itself and as agent for any Other Seller) shall pay to Purchaser such shortfall (the “Inventory Deficiency Amount”), in each case pursuant to the terms of this Section 3.2. For purposes of this Agreement, “Final Inventory” shall mean Inventory as of the opening of business on the Closing Date (without giving any effect to the Closing or any step up or step down in value for financial reporting purposes as a result of the closing of the transactions contemplated by the Semiconductor Business Purchase Agreement) prepared on a basis consistent with past accounting practice of the Business as determined pursuant to this Section 3.2. As used herein, “Inventory” means all inventory of the Business as calculated and prepared in accordance with the past accounting practices of the Business.

(d)           As promptly as practicable following the Closing, but in no event later than 45 days following the Closing Date, Seller shall: (i) prepare and deliver to Purchaser (A) a calculation of Final Inventory (the “Final Closing Statement of Inventory”) and (B) a calculation of the Inventory Excess Amount or the Inventory Deficiency Amount, if any, and (ii) make available to Purchaser all relevant books and records relating to the Final Closing Statement of Inventory. Purchaser shall cooperate with Seller in the preparation of the Final Closing Statement of Inventory and the calculation of the Inventory Excess Amount or the Inventory Deficiency Amount, if any, as the case may be. Without limiting the generality of the foregoing, Purchaser shall provide Seller and its representatives with reasonable access, during normal business hours, to the facilities, personnel and accounting records of the Business acquired by Purchaser, to the extent reasonably necessary to permit Seller to prepare the Final Closing Statement of Inventory.

(e)           During the 30-day period following Purchaser’s receipt of the Final Closing Statement of Inventory (the “Inventory Review Period”), Purchaser and its representatives, including its independent auditors, shall be afforded the opportunity to review the Final Closing Statement of Inventory and related supporting documentation.

(f)            If Purchaser does not agree with the Final Closing Statement of Inventory, Purchaser shall deliver to Seller, prior to the expiration of the Inventory Review Period, a proposed adjustment notice (“Inventory Proposed Adjustment Notice”) which shall contain, in reasonable detail, the alleged error and support for such belief and the adjustment thereof. If the Inventory Proposed Adjustment Notice is not delivered to Seller prior to the expiration of the Inventory Review Period, the Final Closing Statement of Inventory shall become final, binding and conclusive on all Parties.

(g)           If an Inventory Proposed Adjustment Notice is delivered within the period set forth in Section 3.2(e), Purchaser and Seller shall negotiate in good faith to resolve such dispute for a 30-day period (the “Inventory Discussion Period”), commencing on the date Seller receives the Inventory Proposed Adjustment Notice, to resolve such dispute. If Purchaser and Seller cannot resolve such dispute within such 30-day period, Purchaser and Seller shall retain a mutually acceptable accounting firm to act as the arbitrator (the “Inventory Arbitrator”) of such dispute. The Parties shall retain the Inventory Arbitrator no later than five (5) Business Days following the expiration of the Inventory Discussion Period. In the event of a failure to retain the Inventory Arbitrator during such time period, either Party, acting individually, shall have the right to retain the Inventory Arbitrator on behalf of both Parties. Any arbitration shall be conducted in San Mateo County, California, and such proceedings shall be in English. The Inventory Arbitrator shall act promptly to resolve any dispute in accordance with the terms of this Agreement, it being understood that the sole issues for the Inventory Arbitrator shall be whether the Final Closing Inventory Statement is correct. The Inventory Arbitrator shall issue its written decision as promptly as practicable and in any event within 30 days after the appointment of such Inventory Arbitrator, which decision shall be final, binding and conclusive on both Purchaser and Seller. Purchaser and Seller shall cooperate with the Inventory Arbitrator in connection with this Section 3.2(g). Without limiting the generality of the foregoing, Purchaser and Seller shall each promptly provide, or cause to be provided, to the Inventory Arbitrator all information, and to make available at the arbitration proceeding all personnel, as are reasonably necessary to permit the Inventory Arbitrator to resolve any disputes pursuant to this Section 3.2(g). The expenses of the Inventory Arbitrator in resolving any disputes under this Section 3.2(g) shall be borne equally by Purchaser and Seller.

(h)           If the Final Closing Statement of Inventory, as may be adjusted pursuant to this Section 3.2(g), results in a Inventory Deficiency Amount, then Seller shall pay to an account designated by Purchaser in immediately available funds an amount equal to the Inventory Deficiency Amount. If the Final Closing Statement of Inventory, as may be adjusted pursuant to Section 3.2(g), results in an Inventory Excess Amount, then Purchaser shall pay to an account designated by Seller in immediately available funds an amount equal to the Inventory Excess

Amount. All payments under this Section 3.2(g) shall be made within five (5) Business Days of the Final Closing Statement of Inventory becoming final and binding in accordance with this Section 3.2(g). The payment of any amounts pursuant to this Section 3.2(g) shall not be subject to any set-offs, hold-backs, escrows or other reductions or restrictions.

3.3           Earnout Amount.

(a)           For purposes of this Agreement:

(i)            “Applicable Revenues” shall mean all revenues from end customer sales of products, licenses and services to The Hewlett-Packard Company (including sales to contract manufacturers in connection with the manufacture of products on behalf of The Hewlett-Packard Company) and its worldwide subsidiaries, determined pursuant to the principles and methodologies set forth on Schedule 3.3(a)(i), earned (x) from the Business by Seller Parent and its Subsidiaries prior to the Closing during FY2006 (excluding revenues from sales among Seller Parent and its consolidated subsidiaries), (y) by Purchaser Parent and its Subsidiaries from the Business from and after the Closing during FY2006 (excluding revenues from sales among Purchaser Parent and its consolidated subsidiaries), and (z) by Purchaser Parent and its Subsidiaries from the Business during FY2007 (excluding revenues from sales among Purchaser Parent and its consolidated subsidiaries); and

(ii)           “Seller Fiscal Years” shall mean (A) the fiscal year of Seller ending October 31, 2006 (“FY2006”); and (B) the fiscal year of Seller ending October 31, 2007 (“FY2007”).

(b)           Subject to Section 3.3(d) below, Purchaser shall pay to Seller, in cash by wire transfer to the account number referred to in Section 3.2(a): (i) an amount equal to the excess (if any) of: (y) the Applicable Revenues for FY2006; over (z) the FY2006 Target Amount set forth on Schedule 3.3(b)(i) (it being understood that the maximum aggregate amount payable to Seller by the Purchaser pursuant to this Section 3.3(b)(i) shall be equal to the Maximum FY2006 Payout set forth on Schedule 3.3(b)(i)); and (ii) an amount equal to the excess (if any) of: (y) the Applicable Revenues for FY2007; over (z) the FY2007 Target Amount set forth on Schedule 3.3(b)(ii) (it being understood that the maximum aggregate amount payable to Seller by the Purchaser pursuant to this Section 3.3(b)(ii) shall be Maximum FY2007 Payout set forth on Schedule 3.3(b)(ii)).

(c)           Purchaser shall use commercially reasonable efforts to operate the Business in the ordinary course of business. Notwithstanding anything to the contrary contained in this Agreement, in the event that prior to the last day of (A) FY2006, Purchaser directly or indirectly sells or transfers in one or more transactions 10% or more of the value of the Business, other than the sale of inventory or work in process in the ordinary course of business or transfers to consolidated subsidiaries of Purchaser Parent, then prior to or contemporaneously with the consummation of such sale Purchaser shall pay to Seller the sum of the Maximum FY2006 Payout and the Maximum FY2007 Payout in cash by wire transfer to the account number referred to in Section 3.2(a), or (B) FY2007, Purchaser directly or indirectly sells or transfers in one or more transactions 10% or more of the value of the Business, other than the sale of inventory or work in process in the ordinary course of business or transfers to consolidated subsidiaries of Purchaser Parent, then prior to or contemporaneously with the consummation of such sale Purchaser shall pay to Seller, in cash by wire transfer to the account number referred to in Section 3.2(a), an amount equal to the sum of:  (i) the Maximum FY2007 Payout; plus (ii) the aggregate amounts, if any, owed and not yet paid under Section 3.3(b)(i).

(d)           Dispute Resolution.

(i)            As promptly as practicable following the last day of each Seller Fiscal Year, but in no event later than 45 days following the last day of each Purchaser Fiscal year, Purchaser shall: (i) prepare and deliver to Seller a statement (the “Applicable Revenues Statement”) setting forth the Applicable Revenues for such Seller Fiscal Year through the last day of such Seller Fiscal Year (and its method of calculating such Applicable Revenues), and (ii) make available to Seller all relevant books and records relating to such Applicable Revenues Statement as well as the personnel of Purchaser involved in the preparation of the Applicable Revenues Statement. Seller shall cooperate with Purchaser in the preparation of the Applicable Revenues Statement and the calculation of Applicable Revenues earned by the Seller Parties prior to the Closing Date. Without limiting the generality of the foregoing, Seller shall provide Purchaser and its representatives with reasonable access, during normal business hours, to the personnel and accounting records of the Business, to the extent reasonably necessary to permit Purchaser to prepare the Applicable Revenues Statement.

(ii)           During the 30-day period following Seller’s receipt of the Applicable Revenues Statement (the “Earnout Review Period”), Seller and its representatives, including its independent auditors, shall be afforded the opportunity to review such Applicable Revenues Statement and related supporting documentation and to discuss such materials with Purchaser and its representatives.

(iii)          If Seller does not agree with the Applicable Revenues Statement for a given Seller Fiscal Year, Seller shall deliver to Purchaser, prior to the expiration of the applicable Earnout Review Period, a proposed adjustment notice (“Earnout Proposed Adjustment Notice”) which shall contain, in reasonable detail, the alleged error and support for such belief and the adjustment thereof. If an Earnout Proposed Adjustment Notice is not delivered to Seller prior to the expiration of applicable Earnout Review Period, the Applicable Revenues Statement for such Seller Fiscal Year shall become final, binding and conclusive on all Parties.

(iv)          If an Earnout Proposed Adjustment Notice is delivered within the period set forth in Section 3.3(d)(ii), Purchaser and Seller shall negotiate in good faith to resolve such dispute for a 30-day period (the “Earnout Discussion Period”), commencing on the date Purchaser receives the Earnout Proposed Adjustment Notice, to resolve such dispute. If Purchaser and Seller cannot resolve such dispute within such 30-day period, Purchaser and Seller shall retain a mutually acceptable accounting firm to act as the arbitrator (the “Earnout Arbitrator”) of such dispute. The Parties shall retain the Earnout Arbitrator no later than five (5) Business Days following the expiration of the Earnout Discussion Period. In the event of a failure to retain the Earnout Arbitrator during such time period, either Party, acting individually, shall have the right to retain the Earnout Arbitrator on behalf of both Parties. Any arbitration shall be conducted in San Mateo County, California, and such proceedings shall be in English. The Earnout Arbitrator shall act promptly to resolve any dispute in accordance with the terms of this Agreement, it being understood that the sole issues for the Earnout Arbitrator shall be whether the Applicable Revenues Statement for the relevant Seller Fiscal Year is correct. The Earnout Arbitrator shall issue its written decision as promptly as practicable and in any event within 30 days after the appointment of such Earnout Arbitrator, which decision shall be final, binding and conclusive on both Purchaser and Seller. Purchaser and Seller shall cooperate with the Applicable Revenues Arbitrator in connection with this Section 3.3(d)(iv). Without limiting the generality of the foregoing, Purchaser and Seller shall each promptly provide, or cause to be provided, to the Earnout Arbitrator all information, and to make available at the arbitration proceeding all personnel, as are reasonably necessary to permit the Earnout Arbitrator to resolve any disputes pursuant to this 3.3(d)(iv). The expenses of the Earnout Arbitrator in resolving any disputes under this Section 3.3(d)(iv) shall be borne equally by Purchaser and Seller.

(v)           Upon the final determination of the Applicable Revenues for a given Seller Fiscal Year in accordance with this Section 3.3(d), Purchaser shall make any payment required to be made for such Seller Fiscal Year pursuant to Section 3.3(b) no later than five Business Days after such final determination. The payment of any amounts pursuant to this Section 3.3 shall not be subject to any set-offs, hold-backs, escrows or other reductions or restrictions.

3.4           Allocation of Purchase Price.

(a)           Seller, the Other Sellers and Purchaser agree to allocate the Purchase Price (and all other capitalizable costs) among the Purchased Assets, the Purchased Subsidiary Interests, Transferred Business Intellectual Property (not held by the Purchased Seller Subsidiaries), the Transferred Business Intellectual Property Rights (not held by the Purchased Seller Subsidiaries) the covenant not to compete contained in Section 6.9, and the rights granted under the Intellectual Property License Agreement and the Trademark License Agreement for all purposes (including financial accounting and Tax purposes (except as otherwise required by generally accepted accounting principles)) in accordance with an allocation schedule (the “Allocation Schedule”) prepared jointly by Seller on behalf of itself and as agent to the Other Sellers and Purchaser. Seller and Purchaser agree to revise the Allocation Schedule to reflect any adjustment to the Purchase Price pursuant to Section 3.2(h) or Section 3.3. Seller and Purchaser agree to cooperate with each other in the preparation of, and to negotiate in good faith to resolve any dispute with respect to, the Allocation Schedule and revisions thereto; provided, however, that in the event that Seller and Purchaser cannot reach agreement with respect to the Allocation Schedule within thirty (30) days after the Closing Date (it being understood that the Parties will use commercially reasonable efforts to agree to reach agreement on the Allocation Schedule prior to the Closing Date) or any revisions to the Allocation Schedule as a result of an adjustment to the Purchase Price pursuant to Section 3.2(h) or Section 3.3 within 10 days after payment is made pursuant to such section, an internationally recognized accounting firm mutually agreed upon by Purchaser and Seller shall prepare the Allocation Schedule. If an accounting firm prepares the initial Allocation Schedule or the revised Allocation Schedule in accordance with the previous sentence, such schedule shall be prepared prior to the Closing Date, in the case of the initial Allocation Schedule, or within 30 days after payment is made pursuant to Section 3.2(h) or Section 3.3, in the case of the revised Allocation Schedule. The costs related to having the accounting firm prepare the Allocation Schedule shall be borne equally by Purchaser and Seller.

(b)           Purchaser, Seller Parent, Seller and the Other Sellers shall be bound by such Allocation Schedule and shall file all Tax Returns and reports with respect to the transactions contemplated by this Agreement (including, without limitation, all federal, state and local Tax Returns) on the basis of such allocation. In addition, Purchaser, Seller Parent, Seller and the Other Sellers shall act in accordance with the Allocation Schedule in the course of any Tax audit, Tax review or Tax litigation relating thereto, and take no position and cause their affiliates to take no position inconsistent with the Allocation Schedule for income Tax purposes, including United States federal and state income Tax and foreign income Tax, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE OTHER SELLERS

Seller Parent, Seller and the Other Sellers represent and warrant to Purchaser, subject to the principles, disclosures and exceptions set forth in the disclosure letter delivered by Seller Parent, Seller and the Other Sellers to Purchaser on the date hereof and attached hereto (the “Disclosure Letter”), as follows:

4.1           Corporate Existence.

Seller Parent, Seller and each of the Other Sellers is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Seller Parent, Seller and each Other Seller has the requisite corporate, partnership or similar power and authority to execute and deliver this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to carry on the Business as the same is now being conducted.

4.2           Corporate Authority.

(a)           This Agreement, the Ancillary Agreements and the other agreements, instruments and documents to be executed and delivered in connection herewith, including the Master Separation Agreement, (collectively with this Agreement, the “Transaction Documents”) to which any Seller Party is (or becomes) a party and the consummation of the transactions contemplated hereby and thereby involving such Persons have been duly authorized by such Seller Parties, as applicable, and will be duly authorized by each such Seller Party by all requisite corporate, partnership or other action prior to Closing and no other proceedings on the part of such Seller Party or their stockholders are (and no other proceedings on the part of any Purchased Seller Subsidiary or any of its equity holders will be) necessary for any Seller Party to authorize the execution or delivery of this Agreement or any of the other Transaction Documents or to perform any of their obligations hereunder or thereunder. Each Seller Party that is a party to the Transaction Documents has, and each Seller Party will have at or prior to the Closing, full corporate or other organizational (as applicable) power and authority to execute and deliver the other Transaction Documents to which it is a party and to perform its obligations hereunder or thereunder. This Agreement has been duly executed and delivered by Seller Parent, the Other Sellers and Seller, and the other Transaction Documents will be duly executed and delivered by the Seller Parties party thereto and this Agreement constitutes, and the other Transaction Documents when so executed and delivered will constitute, a valid and legally binding obligation of the Seller Parties party thereto, enforceable against it or them, as the case may be, in accordance with its terms, except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law).

(b)           Except (i) for required filings under the HSR Act, and any other applicable Laws or regulations relating to antitrust or competition (collectively, “Antitrust Regulations”) and (ii) if determined to be necessary by Seller, the filing of this Agreement with the Securities and Exchange Commission (the “SEC”), the execution and delivery of this Agreement and the other Transaction Documents by the applicable Seller Parties, the performance by the applicable Seller Parties of their respective obligations hereunder and thereunder and the consummation by the Seller Parties of the transactions contemplated hereby and thereby do not and will not (A) violate or conflict with any provision of the respective certificates of incorporation or by-laws or similar organizational documents of any Seller Party, (B) result in any material violation or material breach of, or constitute any material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or a loss of a material benefit under, require that any Consent be obtained or result in the creation of any Lien under, any material Contract, including material Transferred Contracts, to which any Seller Party is a party or to which any assets of any Seller Party is subject, or (C) materially violate, conflict with or result in any breach under any provision of any material Law applicable to any Seller Party or any of its respective properties or assets.

4.3           Capitalization.

(a)           All of the assets and liabilities related to the Business, including those acquired by Seller Parent and its Subsidiaries from Angel, are held by Seller Parent directly and/or by its direct and indirect Subsidiaries.

(b)           Section 4.3(b) of the Disclosure Letter sets forth with respect to each of the Purchased Seller Subsidiaries, its jurisdiction of organization, the amount of its authorized and outstanding equity interests and the record owners of such outstanding equity interests. Each of the Purchased Seller Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Purchased Seller Subsidiary has the requisite corporate or similar power and authority to carry on the Business as the same is now being conducted by such Purchased Seller Subsidiary. All the issued and outstanding equity interests of the Purchased Seller Subsidiaries, are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto. There are no outstanding (i) securities convertible into or exchangeable for the equity interests of the Purchased Seller Subsidiaries, (ii) options, warrants or other rights to purchase or subscribe for equity interests in the Purchased Seller Subsidiaries, or (iii) Contracts or understandings of any kind relating to the issuance, transfer, repurchase, redemption, reacquisition or voting of any equity interests in the Purchased Seller Subsidiaries, any such convertible or exchangeable securities or any such options, warrants or rights, pursuant to which, in any of the foregoing cases, the Purchased Seller Subsidiaries, is subject or bound.

(c)           Upon consummation of the Closing, Purchaser will own the Purchased Subsidiary Interests, in each case free and clear of any Liens, other than Liens created by Purchaser or its Affiliates.

(d)           No Purchased Seller Subsidiary has conducted any business following its formation, other than the Business. No Purchased Seller Subsidiary will at the Closing (i) have any Liabilities that do not constitute Assumed Liabilities or (ii) have any assets other than Purchased Assets, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights.

4.4           Governmental Approvals and Consents.

Except as set forth in Section 4.4 of the Disclosure Letter, no material Consent, order, or license from, material notice to or material registration, declaration or filing with, any United States, supranational or foreign, federal, state, provincial, municipal or local government, government agency, court of competent jurisdiction, administrative agency or commission or other governmental or regulatory authority or instrumentality (“Governmental Authority”), is required on the part of any Seller Party in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, other than requirements under any Antitrust Regulations. Each of the Seller Parties is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

4.5           Title to Purchased Assets.

(a)           Seller or one or more of the Other Sellers has, or at the Closing will have, and Purchaser will at the Closing acquire, good and valid title to the Purchased Assets, free and clear of all Liens, except Permitted Liens and Liens arising out of any actions of Purchaser and its Subsidiaries.

(b)           The only real property interests to be transferred to Purchaser (whether by assignment of the relevant Lease, sublease or sale to Purchaser or one of its Affiliates of the Purchased Seller Subsidiary that possesses such real property interest) are as follows:  (i) U.S. R&D’s leasehold estate in certain real property located at 6074 N. Discovery Way, Boise, ID 83713 pursuant to that certain Office Lease dated April 15, 2000 by and between Brighton Investments, LLC, as landlord, and Angel, as predecessor in interest to Seller, as tenant (the “Boise Lease”), (ii) IPL’s leasehold estate in certain real property located at 77A, IFFCO Road, Sector 18, Gurgaon, India pursuant to that certain Lease Deed dated December 16, 2005 by and between Mr. Raj Singh Yadov, as landlord, and Seller, as tenant (the “India Lease”), (iii) Seller Parent’s leasehold estate in certain real property located at No. 18, Jiafeng Road, Xin

Development Bank Building, Shanghai, People’s Republic of China pursuant to that certain Lease Contract dated November       , 2005 by and between Shanghai Waigoaqiao Free Trade Zone Xin Development Co., Ltd., as landlord, and Seller, as tenant (the “China Lease,” and collectively with the Boise Lease and the India Lease sometimes referred to herein as the “Assigned Leases”), and (iv) a subleasehold interest (the “Sublease”) in certain real property located at 4238 SW Research Way, Corvallis, OR 97333 pursuant to that certain Lease Agreement dated April 21, 2000 by and between Owyhee River LLC, as landlord, and Angel, as predecessor in interest to U.S. R&D, as tenant (the “Corvallis Lease”). A true and complete copy of each of the Assigned Leases and the Corvallis Lease has been delivered, or made available, to Purchaser or its counsel. For purposes of this Agreement, the premises subject to each of the Assigned Leases is herein referred to as the “Assigned Real Property,” and the premises subject to the Sublease is herein referred to as the “Subleased Real Property.”  No Seller Party has received a written notice from the Landlord of any default (or condition or event which, after the notice or lapse of time or both, would constitute a default) under any such Lease relating to the Assigned Real Property or the Subleased Real Property.

(c)           The China Lease and the India Lease each are, and to Seller’s knowledge the Boise Lease and the Corvallis Lease each are, in full force and effect without modification or amendment from the form delivered, or made available, to Purchaser or its counsel and is valid, binding and enforceable in accordance with its terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). The Seller Parties party to each Assigned Lease and the Corvallis Lease have performed all material obligations required to be performed by them to date under such Leases, and are not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and, to the knowledge of Seller, no other party to such Leases is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder. Except pursuant to documentation delivered, or made available, to Purchaser or its counsel, no Seller Party party to any Assigned Lease or the Corvallis Lease has assigned its interest under such Lease, or entered into any subleases for all or a part of the space demised thereby, to any third party.

(d)           The Assigned Real Property and the Subleased Real Property together with other arrangements between the Parties constitute all of the real property necessary to enable Purchaser to conduct the Business in all material respects.

4.6           Contracts.

(a)           Except as set forth on Section 4.6(a) of the Disclosure Letter, no Transferred Contract with respect to the Business in effect as of the date of this Agreement constitutes (any Contract specified in Section 4.6(a) of the Disclosure Letter is referred to as a “Transferred Material Contract”):

(i)            any Contract to which Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries is a party limiting in any material respect the right of Seller Parent, the Other Sellers, Seller, the Purchased Seller Subsidiaries to engage in any material line of business or to compete with any Person, in each case which would apply to the activities of Purchaser after the Closing with respect to the Business;

(ii)           a lease, sublease or similar Contract with any Person under which (A) Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) Seller Parent, the Other Sellers, Seller, or Purchased Seller Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any machinery, equipment, vehicle or other tangible personal property owned or leased by Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries in any such case that has an aggregate future liability or receivable, as the case may be, in any fiscal year in excess of $1,000,000 and is not terminable by Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries by notice of not more than 60 days for a cost of less than $1,000,000;

(iii)          (A) a continuing Contract for the future purchase by Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries of materials, supplies, equipment or services (other than purchase orders for inventory (i.e., raw materials, work in process and finished goods) in the ordinary course of business), (B) a management, consulting or other similar Contract for services to be provided to Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries or (C) an advertising agreement or arrangement, in any such case that has an aggregate future liability in any fiscal year to any Person in excess of $1,000,000 and is not terminable by Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries by notice of not more than 60 days for a cost of less than $1,000,000;

(iv)          a Contract (including any take-or-pay or keepwell agreement) under which (A) any Person has guaranteed indebtedness, liabilities or obligations of Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries or (B) Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries has guaranteed indebtedness, liabilities or obligations of any other Person (in each case other than endorsements for the purpose of collection in the ordinary course of business), in each case in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(v)           a Contract under which Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business and loans to employees in the ordinary course of business consistent with past practice not in excess of $100,000 per employee) in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(vi)          a Contract granting a Lien upon any property (tangible or intangible) used in connection with the Business or any other Purchased Asset which Lien secures an obligation in excess of $1,000,000, other than Permitted Liens;

(vii)         a Contract with (A) any Seller Party or (B) any shareholder, officer, director, employee or Affiliate of any Seller Party;

(viii)        a Contract providing for the services of any dealer, distributor, sales representative, franchise or similar representative that involved the payment or receipt in the fiscal year ended October 31, 2005 in excess of $1,000,000 by the Other Sellers, Seller or the Purchased Seller Subsidiaries, other than such contracts (including with original equipment manufacturers) entered into in the ordinary course of business; or

(ix)           a Contract to which Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries is a party pertaining to the Business that is material to the Business and not made in the ordinary course of business.

(b)           All Transferred Material Contracts are valid, binding and in full force and effect with respect to Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries party thereto, and have not been amended or modified in any material respect except as set forth therein. Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries, as applicable, have made available to Purchaser or its counsel true and correct copies of all Transferred Material Contracts as in effect on the date hereof. Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries party thereto has performed all material obligations required to be performed by it under the Transferred Material Contracts, and it is not (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder and, to the knowledge of Seller, no other party to any Transferred Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or material default thereunder.

(c)           Notwithstanding the foregoing, the provisions of this Section 4.6 shall not apply to Business Intellectual Property Rights (which are addressed in Section 4.8), Seller Plans (which are addressed in Section 4.11), and Non-U.S. Benefit Plans (which are addressed in Section 4.12).

4.7           Litigation.

None of Seller Parent, the Other Sellers, Seller, the Purchased Seller Subsidiaries or any Seller Party is subject to any order, judgment, stipulation, injunction, decree or agreement with any Governmental Authority, which would reasonably be expected to prevent or materially interfere with or delay the consummation of any of the transactions contemplated by the Transaction Documents or would reasonably be expected to have a Seller Material Adverse Effect. No Proceeding is pending or, to the knowledge of Seller, threatened against Seller Parent, the Other Sellers, Seller, the Purchased Seller Subsidiaries or any Seller Party which would reasonably be expected to prevent or materially interfere with or delay the consummation of the transactions contemplated hereby or by any of the other Transaction Documents. Except as set forth on Section 4.7 of the Disclosure Letter, there are no Proceedings pending or, to the knowledge of Seller, threatened against Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries or any of their Affiliates in respect of the Purchased Subsidiary Interests, the Business, the Purchased Assets, the Business Intellectual Property Rights or the Seller Plans, except for (a) any pending or threatened Proceeding that (i) seeks less than $500,000 in damages (excluding any class or similar representative actions or any instance in which a Proceeding involving the same or similar allegations represent aggregate damages in excess of such amount) and (ii) does not seek injunctive or other similar relief, or (b) Proceedings commenced following the date hereof which would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

4.8           Business Intellectual Property Rights.

(a)           Section 4.8(a) of the Disclosure Letter sets forth a list of all material Business Intellectual Property Licenses entered into by any Seller Party or identified to Seller by Angel as of the date hereof. Seller and Purchaser shall reasonably cooperate to prepare a revised list of Business Intellectual Property Licenses prior to the Closing Date, with the intention that such list shall be as complete and accurate as is practicable under the circumstances. To the knowledge of Seller, (i) the Business Intellectual Property Licenses set forth in Section 4.8(a) of the Disclosure Letter are valid and in full force and effect and (ii) no Seller Party is in material default or material breach thereunder, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights generally, by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) or by the implied covenant of good faith and fair dealing.

(b)           Seller Parent, Seller or the Purchased Seller Subsidiaries owns the Transferred Business Intellectual Property free and clear of any Liens.

(c)           No Proceedings have been instituted, pending or threatened against any Seller Party or, to the knowledge of Seller, against Angel, which challenge the rights of any Seller Party with respect to use or ownership of the Transferred Business Technology, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights.

(d)           None of the Transferred Business Technology, Transferred Business Intellectual Property, or Transferred Business Intellectual Property Rights is subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority affecting the rights of Seller Parent, any Seller Party or the Purchased Seller Subsidiaries with respect thereto.

(e)           To the knowledge of Seller, neither Seller nor any Seller Party, nor the use by Seller Parent, the Seller Parties and Angel of the Transferred Business Technology, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights, has not, in connection with the Business, infringed or violated in any material respects the valid Intellectual Property Rights of any third party, and no other term of this Agreement shall be interpreted to be inconsistent with the foregoing.

(f)            As of the date hereof, none of Seller Parent or the Seller Parties has received any notice of, and there is no pending litigation, to which Seller Parent, the Purchased Seller Subsidiaries, the Other Sellers, Seller or any Seller Party is a party, alleging (i) that Seller Parent’s, the Seller Parties’ or the Purchased Seller Subsidiaries’ use of the Transferred Business Technology, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights violates any valid Intellectual Property Right of any third party material to the Business, (ii) invalidity of the Transferred Business Intellectual Property, or (iii) ownership of the Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights by a third party.

(g)           To the knowledge of Seller, there is no material unauthorized use, misappropriation or infringement of any material Transferred Business Intellectual Property by any third party, including by any employee or former employee of any Seller Party.

(h)           The Seller Parties and the Purchased Seller Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of their Trade Secrets that relate to the Business. The Seller Parties or any of the Purchased Seller Subsidiaries are not under any obligation to disclose its material proprietary software of the Business in source code form, except to parties that have agreed to preserve the confidentiality of such source code. The Seller Parties have not intentionally incorporated any disabling device or mechanism in the Printer Products.

(i)            None of the Seller Parties or any of the Purchased Seller Subsidiaries has received any notice nor is there any pending litigation alleging that any Seller Party or any of the Purchased Seller Subsidiaries is obligated to indemnify a third party for alleged infringements or violations of Intellectual Property Rights of any other third party, except for any such infringements or violations which would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

4.9           Finders; Brokers.

None of the Seller Parties has employed any finder or broker in connection with the Purchase who would have a valid claim for a fee or commission from Purchaser in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

4.10         Tax Matters.

(a)           Each Purchased Seller Subsidiary has timely filed with the appropriate taxing authorities all material Tax Returns required to be filed through the date hereof, and each such Tax Return is complete and accurate in all material respects. Neither Purchased Seller Subsidiary is the beneficiary of any extension of time within which to file any material Tax Return.

(b)           (i) None of the Seller Parties is currently engaged or has been engaged during the three year period ending on the Closing Date, in any material disputes with any Governmental Authority with respect to Taxes attributable to the Purchased Assets or the Purchased Seller Subsidiaries, and (ii) no Governmental Authority has proposed to make or has made any material adjustment with respect to Taxes attributable to the Purchased Assets or the Purchased Seller Subsidiaries.

(c)           There is no material liability for any unpaid Taxes of the Purchased Seller Subsidiaries or in respect of the Purchased Assets.

(d)           None of the Purchased Assets or assets of the Purchased Seller Subsidiaries (i) is property that is required to be treated for Tax purposes as being owned by any other Person; (ii)

is “tax-exempt bond financed property” or “tax-exempt use property,” each within the meaning of Section 168 of the Code; or (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code.

(e)           After the Closing Date, neither Purchased Seller Subsidiary will be bound by any Tax-sharing agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(f)            Each of the Purchased Seller Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(g)           Neither Purchased Seller Subsidiary is or has, during any year for which the applicable statute of limitations with respect to the payment of federal income taxes has not yet expired, been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or of any group that has filed a combined consolidated or unitary state or local return.

(h)           After the Closing Date, neither Purchased Seller Subsidiary will have any actual or contingent Liability for Transfer Taxes arising out of or attributable to the acquisition of the Business by Seller Parent, Seller or the Other Sellers from Angel.

4.11         Employment and Benefits.

(a)           Section 4.11(a) of the Disclosure Letter sets forth a correct and complete list of each material Angel Plan and each material Seller Plan.

(b)           With respect to each material Angel Plan or material Seller Plan, Seller has provided or made available to Purchaser or its counsel (i) a current summary plan description with respect to any such plan subject to ERISA and (ii) a current summary description or plan document with respect to any such plans not subject to ERISA.

(c)           The Seller Plans are in compliance in all respects with all applicable requirements of ERISA, the Code, and other applicable Laws of the United States and have been administered in material accordance with their terms and such Laws, except where the failure to so comply has not had and would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(d)           There are no pending or, to the knowledge of Seller, threatened claims or litigation with respect to any Seller Plans, other than ordinary and usual claims for benefits by participants and beneficiaries, that would, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(e)           None of Seller, any Subsidiary of Seller, or any ERISA Affiliate of Seller contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

(f)            No unsatisfied liability or withdrawal liability under Title IV of ERISA has been or is expected to be incurred by Seller with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by either Seller or any of its Subsidiaries or any entity which is considered one employer with Seller under Section  414 of the Code (an “ERISA Affiliate”) that would reasonably be expected to have a Seller Material Adverse Effect.

(g)           The consummation of the transactions described in this Agreement, in and of themselves, will not (A) other than as provided in Section 6.6, accelerate the time of payment or vesting or trigger any payment or funding (through a trust or otherwise) of compensation or benefits under, or materially increase the amount payable or create any other material obligation pursuant to, any of the Seller Plans or (B) result in payments under any of the Seller Plans which would not be deductible under Section 280G of the Code.

(h)           Each individual falling within the definition of Business Employee performs all or substantially all of his or her services for Seller and its Subsidiaries for or on behalf of the Business.

4.12         Non-U.S. Benefit Plans.

This Section 4.12 shall apply to Non-U.S. Benefit Plans and Non-U.S. Angel Plans.

(a)           With respect to each material Non-U.S. Benefit Plan, Seller has provided or made available to Purchaser or its counsel a current summary description thereof. As soon as practicable following the date hereof, Seller will deliver to Purchaser copies of all documents governing the material Non-U.S. Benefit Plans with respect to which Purchaser shall incur or have a reasonable likelihood of incurring any Liability after the Closing and copies of all material documents governing the other Non-U.S. Benefit Plans with respect to which Purchaser shall incur or have a reasonable likelihood of incurring any Liability after the Closing, including any financing vehicles underlying the Non-U.S. Benefit Plans, and a list of each material insurance policy with respect to any of such Non-U.S. Benefit Plans with respect to which Purchaser shall incur or have a reasonable likelihood of incurring any Liability after the Closing.

(b)           Each of the Non-U.S. Benefit Plans has been maintained, operated and administered in material compliance with its terms and the provisions of applicable Law.

(c)           Each Non-U.S. Benefit Plan which must be registered or qualified in the country in which it is maintained has received or timely applied for such registration or qualification, and, to Seller’s knowledge, such Non-U.S. Benefit Plan has not been amended since the date of its most recent registration or qualification (or application therefor) in a manner that would require a new registration or qualification, except where the failure to so comply has not had and would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(d)           There are no pending or, to the knowledge of Seller, threatened claims, litigation or arbitration proceedings with respect to any Non-U.S. Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries, that have not had and would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

All contributions, premiums, expenses and other payments required to be made by Seller or its Affiliates in connection with the Non-U.S. Benefit Plans by the Closing Date have been made, except where the failure to make such payment would not reasonably be expected to have a Seller Material Adverse Effect.

(e)           The consummation of the transactions described in this Agreement, in and of themselves, will not, other than as provided by Law, accelerate the time of payment or vesting or trigger any payment or funding (through a trust or otherwise) of compensation or benefits under, or materially increase the amount payable or create any other material obligation pursuant to, any of the Non-U.S. Benefit Plans or any other of Seller’s employee benefit plans that provide benefits to the Non-U.S. Employees other than Retirement Benefits.

4.13         Compliance with Laws.

The Business is being and has been conducted by the Seller Parties and the Purchased Seller Subsidiaries in material compliance with the Laws applicable thereto. The Other Sellers, Seller and the Purchased Seller Subsidiaries each have all material permits, licenses, registrations, certificates, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (collectively, “Permits”) necessary to conduct the Business as presently conducted.

4.14         Labor Matters.

Except as set forth in Section 4.14 of the Disclosure Letter, as of the date of this Agreement, none of the Seller Parties or the Purchased Seller Subsidiaries is (a) a party to any collective bargaining agreement in respect of the Business in the United States, Singapore, Malaysia, India or China, (b) subject to a legal duty to bargain (exclusive of any notification and consultation obligations) with any trade union on behalf of the Business Employees in the United States, Singapore, Malaysia, India or China, or (c) to the knowledge of Seller, the object of any attempt to organize the Business Employees for collective bargaining purposes or presently operating under an expired collective bargaining agreement in the United States, Singapore, Malaysia, India or China. As of the current time and within the last 24 months, none of Seller Parent, Seller or any Other Seller in respect of the Business is not or has not been a party to or subject to any material strike, work stoppage, organizing attempt, picketing, boycott or similar activity.

4.15         Environmental Matters.

The Seller Parties, the Purchased Seller Subsidiaries and their Affiliates in respect of the Business, Assigned Real Property, the Purchased Assets and the Hazardous Materials Activities relating to the Assigned Real Property (a) are and have been in material compliance with all Environmental Laws, including the possession of, and the compliance with, all material Permits required under Environmental Laws; (b) to the knowledge of Seller, there has not been any Release of Hazardous Materials at or from the Assigned Real Property in violation of Environmental Laws or in a manner that would reasonably be expected to give rise to a material liability under any Environmental Laws; (c) none of the Seller Parent, Other Sellers, Seller and the Purchased Seller Subsidiaries has received any Environmental Claim relating to the Business or the Assigned Real Property, and to the knowledge of Seller Parent, the Other Sellers and Seller, there are no Environmental Claims threatened against the Business; (d) each of the Seller Parent, Other Sellers, Seller and the Purchased Seller Subsidiaries has, to its knowledge, delivered to Purchaser, or has otherwise made available to Purchaser or its counsel, true, complete and correct copies of all material environmental reports, studies, assessments, audits, sampling data, correspondence alleging any violation of Environmental Laws and other Environmental Claims in their possession relating to the Purchased Assets, the Assigned Real Property and the Business; and (e) no Person with an indemnity or contribution obligation to Seller Parent, the Other Sellers, Seller or the Purchased Seller Subsidiaries relating to compliance with or liability under Environmental Law is in material default with respect to any such material obligation relating to the Business or the Assigned Real Property.

4.16         Financial Information; Undisclosed Liabilities.

(a)           Section 4.16 of the Disclosure Letter contains a statement setting forth specified purchased net assets as of October 31, 2005 (the “Statement of Purchased Net Assets”) and a statement of operating revenues and expenses for the twelve-month period ended October 31, 2005 (the “Statement of Operating Revenue and Expenses” and, together with the Statement of Purchased Net Assets, the “Business Financial Statements”). Neither of the Business Financial Statements has been audited. The Business Financial Statements (i) have been prepared in accordance with the accounting principles and procedures set forth in the notes to the Business Financial Statements, (ii) are derived from the Audited Semiconductor Business Financial Statements, and (iii) fairly present in all material respects the Purchased Seller Subsidiaries, Purchased Assets and Assumed Liabilities as of the date of such Business Financial Statements and the results of operations of the Business for the period covered by the Business Financial Statements in accordance with the accounting principles and procedures set forth in the notes to the Business Financial Statements.

(b)           The Assumed Liabilities do not include any Liabilities of a nature required by GAAP to be reflected in a consolidated corporate balance sheet or the notes thereto, except Liabilities that (i) are reflected in the Statement of Purchased Net Assets or the Statement of Operating Revenues and Expenses, (ii) were incurred in the ordinary course of business since October 31, 2005, or (iii) have not had, and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

4.17         Equity Interests.

The Purchased Assets do not include, and the Purchased Seller Subsidiaries do not own, any capital stock or other equity interests or convertible notes in any corporation, partnership or other entity.

4.18         Absence of Changes.

Except as otherwise disclosed in this Agreement or the exhibits or schedules hereto,  since October 31, 2005, Seller, the Other Sellers and the Purchased Seller Subsidiaries have conducted the Business in all material respects in the ordinary course of business, and other than in the ordinary course of business have not:  (a) sold, assigned, pledged, hypothecated or otherwise transferred any of the Purchased Assets, other than such sales, assignments, pledges, hypothecations or other transfers in the ordinary course of business; (b) suffered any material damage, destruction or other casualty loss (not covered by insurance) on or prior to the date of this Agreement; (c) increased the compensation payable or to become payable by the Other Sellers, the Purchased Seller Subsidiaries and Seller to any Business Employee, (d) increased the level of benefits under any employee benefit plan, payment or arrangement for any Business Employee; (e) cancelled, compromised, released or assigned any material indebtedness owed to the Business or any material claims held by the Business, (f) sold, transferred, licensed or otherwise conveyed or disposed of any Purchased Seller Subsidiary, (g) changed any method of accounting or accounting practice with respect to the Business except for any such change after the date hereof required by reason of a concurrent change in GAAP, (h) granted any allowances or discounts outside the ordinary course of business or sold inventory materially in excess of reasonably anticipated consumption for the near term outside the ordinary course of business, or (i) entered into an agreement to do any of the foregoing. Since October 31, 2005 through the date hereof, the Business has not suffered any Material Adverse Effect.

4.19         Related Party Transactions.

Section 4.19 of the Disclosure Letter lists all material agreements, contracts, or other arrangements between the Business and any of the Seller Parties or any other subsidiary of Seller Parent.

4.20         Sufficiency of Assets.

The transfer of the Purchased Assets and the Purchased Subsidiary Interests together with the Licensed Business Intellectual Property Rights, Licensed Business Technology, the Transferred Business Intellectual Property, the Transferred Intellectual Property Rights, the Assigned Real Property and the Subleased Real Property and the other rights, licenses, services and benefits to be provided pursuant to this Agreement and the other Transaction Documents, constitute all of the assets, properties and rights owned, leased or licensed by the Other Sellers and Seller necessary to conduct the Business in all material respects as currently conducted other than (A) the Excluded Assets described in Exhibit F, (B) any Contracts or other assets or rights that pursuant to Section 2.4, 2.5 or 2.6 are not transferred to Purchaser, (C) the assets, properties and rights used to perform the services that are the subject of the Master Separation Agreement and (D) as provided in Section 4.20 of the Disclosure Letter.

4.21         Location of Assets.

Section 4.21(a) of the Disclosure Letter lists all of the material tangible assets in the possession of the Seller Parties that are included in the Purchased Assets or are in the possession of the Purchased Seller Subsidiaries. Prior to the Closing, the Seller Parties will deliver a list of the locations of the Purchased Assets in the possession of the Seller Parties and the locations of any material tangible assets in the possession of any third party that are included in the Purchased Assets or are owned by the Purchased Seller Subsidiaries.

4.22         Restrictions on Business Activities.

There is no Contract to which the Purchased Seller Subsidiaries or the Seller Parties or any of their Subsidiaries is a party or is otherwise subject limiting in any material respect the right of the Purchased Seller Subsidiaries or the Seller Parties or any of their Subsidiaries to engage in any line of business or to compete with any Person, in each case which would apply to the activities of Purchaser after the Closing with respect to the Business.

4.23         Insurance.

Section 4.23 of the Disclosure Letter lists all insurance policies of the Seller Parties covering the Business as of the date hereof. All such policies are in full force and effect and Seller as of the date hereof, being provided insurance benefits thereunder, has complied in all material respects with the provisions of such policies and as of the date hereof no Seller Party has received any written notice from any of its insurance brokers or carriers for such policies that such broker or carrier will not be willing or able to renew its existing coverage.

4.24         Customer Relationship.

As of the date hereof, none of Seller Parent, Seller or any of their Subsidiaries has received written notification that The Hewlett-Packard Company intends to terminate or materially adversely change its relationship with the Business.

4.25         Suppliers.

Section 4.25 of the Disclosure Letter sets forth the ten (10) largest suppliers of goods and services to the Business for the fiscal year ended October 31, 2005. As of the date hereof, none of Seller Parent, Seller or any of their Subsidiaries has received written notification that any such supplier intends to terminate or materially adversely change its relationship with the Business.

4.26         Products.

The Printer Products constitute all of the products currently manufactured, sold or being developed by the Business and such changes in products as have occurred in the ordinary course of business after December 31, 2004.

4.27         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV or in the other Transaction Documents (or any certificates delivered by Seller Parent, Seller or any of the Other Sellers to Purchaser at the Closing), Purchaser acknowledges and agrees that none of the Other Sellers, Seller, any Subsidiaries or Affiliates of the Other Sellers or Seller nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Purchased Subsidiary Interests, the Business, the Purchased Assets, Purchased Seller Subsidiaries, the Assumed Liabilities or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title, enforceability or non-infringement, including as to (a) the physical condition or usefulness for a particular purpose of the real or tangible personal property included in the Purchased Assets, (b) the use of the Purchased Assets and Purchased Seller Subsidiaries, and the operation of the Business by Purchaser after the Closing in any manner other than as used and operated by the Other Sellers, Seller or the Purchased Seller Subsidiaries, or (c) the probable success or profitability of the ownership, use or operation of the Business by Purchaser after the Closing. Except for the representations and warranties contained in this Article IV or in the other Transaction Documents, all Purchased Assets are conveyed on an “AS IS” and “WHERE IS” basis. Except for the representations and warranties contained in this Article IV or in the other Transaction Documents (or any certificates delivered by Seller Parent, Seller or any of the Other Sellers to Purchaser at the Closing), and the indemnification obligations set forth in Article IX hereof, the Other Sellers, Seller or any other Person will not have or be subject to any liability or indemnification obligation to Purchaser or any other Person for any information provided to the Purchaser or its representatives relating to the Business or otherwise in expectation of the transactions contemplated by this Agreement and any information, document, or material made available to Purchaser or its counsel or other representatives in Purchaser’s due diligence review, including in certain “data rooms” (electronic or otherwise) or management presentations. The representations, warranties, covenants and obligations of Purchaser, and the rights and remedies that may be exercised by Purchaser shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, Purchaser or any of its representatives.

ARTICLE V

REPRESENTATIONS OF PURCHASER

Purchaser Parent and Parent represent and warrant to Seller Parent, the Other Sellers and Seller, subject to the disclosures and exceptions set forth in the disclosure letter delivered by Purchaser to the Seller Parent, Other Sellers and Seller on the date hereof and attached hereto (the “Purchaser Disclosure Letter”), as follows:

5.1           Corporate Existence.

Each of Purchaser Parent and Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. Each of Parent and Purchaser has the requisite corporate power and authority to own, lease and operate the Purchased Assets and the Business Intellectual Property Rights and to assume the Assumed Liabilities, and to carry on the Business in substantially the same manner as the same is now being conducted by the Other Sellers, Seller and the Purchased Seller Subsidiaries.

5.2           Corporate Authority.

(a)           This Agreement, the Ancillary Agreements and the other Transaction Documents to which Purchaser Parent and/or Purchaser are parties, and the consummation of the transactions contemplated hereby and thereby involving Purchaser Parent or Purchaser have been duly authorized by Purchaser Parent or Purchaser, as applicable, by all requisite corporate, partnership or other action. Each of Purchaser Parent and Purchaser has full power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder. This Agreement has been duly executed and delivered by each of Purchaser Parent and Purchaser, and the other Transaction Documents will be duly executed and delivered by Purchaser Parent or Purchaser, as applicable. This Agreement constitutes, and the other

Transaction Documents when so executed and delivered will constitute, valid and legally binding obligations of Purchaser Parent and Purchaser, enforceable against each of them in accordance with their terms except as enforceability may be affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at Law) and the implied covenant of good faith and fair dealing.

(b)           Except for the required filings under the applicable Antitrust Regulations, the execution and delivery of this Agreement and the other Transaction Documents by Purchaser Parent and Purchaser, the performance by each of Purchaser Parent and Purchaser of their respective obligations hereunder and thereunder and the consummation by Purchaser Parent and Purchaser of the transactions contemplated hereby and thereby, do not and will not (A) violate or conflict with any provision of the respective certificate of incorporation or by-laws or similar organizational documents of Purchaser Parent or Purchaser, (B) result in any violation or breach or constitute any default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien under any contract, indenture, mortgage, lease, note or other agreement or instrument to which Purchaser Parent or Purchaser is subject or is a party, or (C) violate, conflict with or result in any breach under any provision of any Law applicable to Purchaser Parent or Purchaser or any of its properties or assets, except, in the case of clauses (B) and (C), to the extent that any such default, violation, conflict, breach or loss would not reasonably be expected to have a Purchaser Material Adverse Effect.

5.3           Governmental Approvals and Consents.

Purchaser Parent or Purchaser is not subject to any order, judgment, decree, stipulation, injunction or agreement with any Governmental Authority which would prevent or materially interfere with or delay the consummation of this Agreement or would be reasonably likely to have a Purchaser Material Adverse Effect. No claim, legal action, suit, arbitration, governmental investigation, action or other legal or administrative proceeding is pending or, to the knowledge of Purchaser Parent or Purchaser, threatened against Purchaser Parent or Purchaser which would prevent or materially interfere with or delay the consummation of this Agreement. Except for any requirements under any Antitrust Regulations, no consent, approval, order or authorization of, license or permit from, notice to or registration, declaration or filing with, any Governmental Authority, is required on the part of Purchaser Parent or Purchaser in connection with the execution, delivery or performance of this Agreement or any of the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby except for such consents, approvals, orders or authorizations of, licenses or permits, filings or notices which have been obtained and remain in full force and effect and those with respect to which the failure to have obtained or to remain in full force and effect would not have a Purchaser Material Adverse Effect. To the knowledge of Purchaser Parent and Purchaser, there are no filings of the nature contemplated by Section 4.2(b) required to be made by Purchaser Parent or Purchaser in connection with this Agreement or the other transactions contemplated hereby on account of the business or operations of Purchaser Parent or Purchaser, other than the filings expressly contemplated by Section 4.2 read together with the Disclosure Letter and, if determined to be necessary by Purchaser, applicable filings with the SEC.

5.4           Financial Capacity.

Purchaser has possession of sufficient funds to consummate the transactions contemplated by this Agreement and each Ancillary Agreement.

5.5           Finders; Brokers.

With the exception of fees and expenses payable to Credit Suisse Securities (USA) LLC, for which Purchaser shall be solely responsible, none of Purchaser nor any of its Affiliates has employed any finder or broker in connection with this Agreement who would have a valid claim for a fee or commission from any Other Seller, Seller or an of their respective Affiliates in connection with the negotiation, execution or delivery of this Agreement or any of the other Transaction Documents or the consummation of any of the transactions contemplated hereby or thereby.

5.6           Purchase for Investment.

With respect to the Purchased Subsidiary Interests, Purchaser Parent and Purchaser are aware that such Purchased Subsidiary Interests were not registered under the Securities Act, or any other applicable securities Laws, and were issued pursuant to exemptions therefrom. Purchaser is purchasing the Purchased Subsidiary Interests solely for investment, with no present intention to distribute any such Purchased Subsidiary Interests to any Person, and Purchaser will not sell or otherwise dispose of such Purchased Subsidiary Interests except in compliance with the registration requirements or exemption provisions under the Securities Act and the rules and regulations promulgated thereunder, or any other applicable securities Laws.

5.7           No Other Representations or Warranties.

Except for the representations and warranties contained in this Article V, none of Purchaser Parent, Purchaser or any other Person makes any other express or implied representation or warranty on behalf of Purchaser Parent or Purchaser.

ARTICLE VI

AGREEMENTS OF PURCHASER AND SELLER

6.1           Operation of the Business.

Except as otherwise contemplated by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, Seller Parent, each Other Seller and Seller covenants that, in respect of the Business (it being understood that nothing in this Section 6.1 shall in any way limit Seller Parent, any Other Seller or Seller or any of their Subsidiaries’ operation of the Retained Business), from the date of this Agreement until the Closing they will, and will cause their Affiliates to, use commercially reasonable efforts to maintain and preserve intact the Business in all material respects and to maintain in all material respects the ordinary and customary relationships of the Business with their suppliers, customers and others having business relationships with them with a view toward preserving for Purchaser after the Closing Date the Business, the Purchased Assets, Transferred Business Intellectual Property, Transferred Business Intellectual Property

Rights, the Purchased Seller Subsidiaries and the goodwill associated therewith. Except as otherwise provided in this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, from the date of this Agreement until the Closing, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), Seller Parent, each Other Seller and Seller shall, and shall cause their Subsidiaries in respect of the Business to, continue to operate and conduct the Business in the ordinary course of business consistent with past practice. Except as otherwise contemplated by this Agreement or as disclosed in Section 6.1 of the Disclosure Letter, without limiting the generality of the foregoing, each Seller Parent, each Other Seller and Seller, from the date of this Agreement until the Closing, shall not and shall cause their Affiliates not to, without the prior written approval of Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), take any of the following actions with respect to the Purchased Assets, Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights, the Purchased Seller Subsidiaries or the Business:

(a)           transfer, sell, lease, license or otherwise convey or dispose of, or subject to any Lien (other than Permitted Liens) on, any of the Purchased Assets, Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights, or any assets of the Purchased Seller Subsidiaries, the Assigned Real Property or the Subleased Real Property, other than (i) sales of inventory in the ordinary course of business, (ii) other transfers, leases, licenses and dispositions made in the ordinary course of business, or (iii) Permitted Liens or in the case of the Assigned Real Property or the Subleased Real Property, leases or licenses which will not interfere with the performance of Seller Parent and its Subsidiaries of their obligations to Purchaser with respect thereto under the Transaction Documents;

(b)           issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, the capital stock of any Purchased Seller Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities to any Person other than Seller;

(c)           grant any increase in the compensation or benefits arrangements of a Business Employee or under any Seller Plan, except for increases in the compensation or benefits of such employees:  (A) in the ordinary course of business consistent with past practices (excluding severance or bonuses, in either case payable by any Other Seller or Seller upon consummation of the transactions contemplated by this Agreement, for Business Employees covered by parts (i) and (iii), but not part (ii) of such definition), (B) as a result of collective bargaining or other agreements with such employees as in effect on the date hereof, or (C) as required by applicable Law from time to time in effect or by any employee benefit plan, program or arrangement sponsored by Seller Parent, any Other Seller or Seller or one of their Subsidiaries as in effect on the date hereof or hire new Business Employees other than in the ordinary course of business;

(d)           cancel, compromise, release or assign any Indebtedness owed to the Business or any claims held by the Business, other than in the ordinary course of business consistent with past practice and in any event not in excess of $250,000;

(e)           enter into, terminate (other than by expiration) or amend or modify (other than by automatic extension or renewal if deemed an amendment or modification of any such contract) in any material respect the terms of any Transferred Material Contract or the Assigned Real Property or the Subleased Real Property other than in the ordinary course of business consistent with past practice;

(f)            enter into any Contract containing a covenant not to compete or any other covenant restricting the development, manufacture, marketing or distribution of the products and services of the Business or amend or extend in a manner adverse to the Business any such covenant in any existing Contract of the Business;

(g)           acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets (other than Inventory) that are material, individually or in the aggregate, to the Business;

(h)           institute, settle or agree to settle any Proceeding relating to or affecting the Business or the Purchased Assets before any court of other Governmental Authority (other than settlements of Proceedings (1) not involving Intellectual Property matters, (2) involving solely the payment of money damages and (3) not involving an admission of liability) or (ii) waive or surrender any rights related to any pending or threatened litigation to the extent relating to or affecting the Business or the Purchased Assets;

(i)            sell, transfer, license or otherwise convey or dispose of, or incur or suffer the imposition of any Lien (other than Permitted Liens) on, any Purchased Seller Subsidiary Interests, Purchased Assets, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights, other than non-exclusive licenses in connection with sales or licenses of products in the ordinary course of business consistent with past practice;

(j)            enter into any material financing or guarantee arrangement, agreement or undertaking with any customer of the Business or any financial institution, leasing company or similar business that permits recourse to Purchaser or any of its Subsidiaries which would constitute an Assumed Liability;

(k)           grant any allowances or discounts outside the ordinary course of business or sell inventory materially in excess of reasonably anticipated consumption for the near term outside the ordinary course of business; or

(l)            agree or commit to do any of the foregoing.

Not less than five (5) Business Days prior to the Closing, Seller shall deliver to Purchaser a supplement to Section 4.6 of the Disclosure Letter, which shall identify those Contracts with respect the Business entered into by the Seller Parties or their Subsidiaries after the date of this Agreement not in violation of the terms hereof which would have constituted “Transferred Material Contracts” if such Contracts had been in effect as of the date hereof, and such Contracts identified on such supplement to Section 4.6 of the Disclosure Letter shall be deemed “Transferred Material Contracts” for all purposes hereof so long as such Contracts were entered into in accordance with the terms hereof.

6.2           Investigation of Business; Confidentiality.

(a)           From the date of this Agreement until the Closing, Seller Parent, the Other Sellers and Seller shall, and shall cause their Affiliates to, permit Purchaser and its authorized agents or representatives and financing sources to have reasonable access to the properties, books, records, Contracts and such financial (including working papers) and operating data of the Business and the Business Employees as Purchaser may reasonably request, at reasonable hours to review information and documentation and ask questions relative to the properties, books, contracts, commitments and other records of the Business and to conduct any other reasonable investigations; provided, that such investigation shall only be upon reasonable notice and shall not unreasonably disrupt the personnel and operations of Seller Parent, the Other Sellers and Seller, shall comply with the reasonable security and insurance requirements of Seller Parent, the Other Sellers and Seller and shall be at Purchaser’s sole risk and expense. Notwithstanding the foregoing, Seller Parent, the Other Sellers and Seller shall have no obligation to disclose any information the disclosure of which is subject to a confidentiality obligation in favor of any third party; provided that Seller Parent, the Other Sellers and Seller shall use their reasonable commercial efforts to obtain waivers under such agreements or implement requisite procedures to enable the provision of reasonable access to such information without violating such obligations. All requests for access to the offices, properties, books and records of the Business shall be made to such representatives of Seller Parent, the Other Sellers and Seller as such party shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor any of its Affiliates, agents or representatives shall contact any of the employees, customers (including dealers and distributors), suppliers, joint venture partners or other Subsidiaries or Affiliates of Seller Parent, the Other Sellers or Seller in connection with the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such representatives of Seller Parent, the Other Sellers or Seller, which shall not be unreasonably withheld. Notwithstanding the foregoing, none of Seller Parent, the Other Sellers or Seller shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege of Seller Parent, the Other Sellers and Seller or contravene any Law or binding agreement entered into prior to the date of this Agreement. The relevant parties shall make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b)           The Parties expressly acknowledge and agree that this Agreement and its terms and all information, whether written or oral, furnished by either Party to the other Party or any Affiliate of such other Party in connection with the negotiation of this Agreement or pursuant to Section 6.5 (“Confidential Information”) shall be treated as “confidential information” under that certain Confidential Disclosure Agreement, as amended, between the Parties.

(c)           Upon reasonable request and during normal business hours, Purchaser Parent, Purchaser, Seller Parent, Seller and Other Sellers shall cooperate with each other, and shall cause their respective representatives and Subsidiaries to cooperate with each other, after the Closing to ensure the orderly transition of the Business from Seller Parent, Seller and Other Sellers to Purchaser and its Affiliates and to minimize any disruption to the Business and the other respective businesses of Seller Parent and its Affiliates and Purchaser and its Affiliates that might result from the transactions contemplated hereby.

6.3           Necessary Efforts; No Inconsistent Action.

(a)           Subject to Section 6.3(b) and the other terms and conditions of this Agreement, Seller Parent, the Other Sellers, Seller and Purchaser agree, and each of Seller Parent, the Other Sellers and Seller agree to cause their Subsidiaries, to use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by the Transaction Documents and to use its reasonable commercial efforts to cause the conditions to each Party’s obligation to close the transactions contemplated hereby as set forth in Article VII to be satisfied, including all actions necessary to obtain (i) all licenses, certificates, permits, approvals, clearances, expirations, waivers or terminations of applicable waiting periods, authorizations, qualifications and orders (each a “Consent”) of any Governmental Authority required for the satisfaction of the conditions set forth in Section 7.1(b), and (ii) all other Consents (it being understood that the failure to obtain any such Consents contemplated by this clause (ii) shall not, by itself, cause the condition set forth in Section 7.3(a) to be deemed not to be satisfied and it being further understood that neither Party nor any of their respective Subsidiaries shall be required to expend any money other than for filing fees or expenses or de minimus costs or expenses or agree to any restrictions in order to obtain any Consents) necessary in connection with the consummation of the transactions contemplated by the Transaction Documents; provided, however, that in no event shall Seller or any of its Subsidiaries be required or expected to retain any of the Purchased Assets or any assets of the Purchased Seller Subsidiaries (including assets that would be Purchased Assets but for the inability to obtain a Consent). Each of Seller and Purchaser agree that each Party will be given prior notice of and a reasonable opportunity to consult with the other Party regarding contacts with Governmental Authorities regarding Antitrust Regulations or related matters. The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing.

(b)           In connection with the efforts referenced in Section 6.3(a), Purchaser and the Seller Parties shall timely and promptly make all filings which may be required for the satisfaction of the condition set forth in Section 7.1(b) by each of them in connection with the consummation of the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Purchaser shall file Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any other similar filings under Antitrust Regulations in the United States, any state thereof, any foreign country or the European Union as promptly as practicable following the date of this Agreement and in any event no later than (i) fifteen (15) Business Days following the date of this Agreement, in the case of Notification and Report Forms under the HSR Act, and (ii) the time prescribed by applicable law in the case of requirements under other applicable Antitrust Regulations to the extent a time is prescribed and, if no time is prescribed, as promptly as reasonably practicable. In addition, Purchaser, Seller Parent and Seller agree, and each of Seller Parent and Seller shall cause its Subsidiaries, to cooperate and to use their reasonable best commercial efforts and take all actions necessary to: obtain any Consents from Governmental Authorities required for the Closing contemplated by Section 6.3(a)(i) above (including through compliance with the HSR Act and any applicable foreign governmental reports, applications or notifications required by the Antitrust Regulations), to respond as promptly as practicable to any requests for information from any Governmental Authority, and to avoid and/or overcome any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits, or could restrict, prevent or prohibit, the consummation of the transactions contemplated by this Agreement; provided, however, that in no event shall Seller or any of its Subsidiaries be required or expected to retain any of the Purchased Assets or any assets of the Purchased Seller Subsidiaries (including assets that would be Purchased Assets but for the inability to obtain a Consent) in order to comply  with its obligations in respect of the foregoing; and provided, further, that in no event shall Purchaser or any of its Subsidiaries be required to take any actions which would, individually or in the aggregate, have a material adverse effect on the Business following the Closing in order to comply with its obligations in respect of the foregoing. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority. Except as prohibited or restricted by Law or any Antitrust Regulations, each Party or its attorneys shall provide the other Party or its attorneys the opportunity to make copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby. Without in any way limiting the foregoing, the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other Antitrust Regulation.

(c)           Each of Purchaser, Seller Parent and Seller shall notify and keep the other advised as to (i) any material communication from the Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority regarding any of the transactions contemplated hereby, (ii) any litigation or administrative proceeding pending and known to such Party, or to its knowledge threatened, which challenges, or would challenge, the transactions contemplated hereby and (iii) any event or circumstance which, to its knowledge, would constitute a breach of its respective representations and warranties in this Agreement or, with respect to Seller Parent, in the Semiconductor Business Purchase Agreement; provided, however, that the failure of Seller, Seller Parent or Purchaser to comply with this Section 6.3(c) shall not subject Seller, Seller Parent or Purchaser to any liability hereunder in respect of any claim asserted after the relevant expiration date for the relevant representation or warranty; and provided further, that Purchaser may not separately recover pursuant to Article IX or otherwise for both a breach of this Section 6.3(c) and any related breach of the relevant representation or warranty. Subject to the provisions of Article X hereof, Seller, Seller Parent, the Other Seller Parties and Purchaser shall not take any action inconsistent with their obligations under this Agreement or, without prejudice to Purchaser’s rights under this Agreement, which would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

6.4           Public Disclosures.

Unless otherwise required by Law or the rules and regulations of any stock exchange or quotation services on which such Party’s stock is traded or quoted, prior to the Closing Date, no news release or other public announcement pertaining to the transactions contemplated by this Agreement will be made by or on behalf of any Party or its Affiliates without the prior written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed). If in the judgment of either Party such a news release or public announcement is required by Law or the rules or regulations of any stock exchange on which such Party’s stock is traded, the Party intending to make such release or announcement shall to the extent practicable use reasonable commercial efforts to provide prior written notice to the other Party of the contents of such release or announcement and to allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

6.5           Access to Records and Personnel.

(a)           Exchange of Information. After the execution of this Agreement, to the extent permissible under applicable Law, Seller and Seller Parent agree to provide, or cause to be provided, to Purchaser, as soon as reasonably practicable after written request therefor and at Purchaser’s sole expense, (x) reasonable access (including using reasonable commercial efforts to give access to third parties possessing information), during normal business hours, to Seller’s and Seller Parent’s employees and (y) such information that Purchaser reasonably needs to comply with its obligations under Section 6.6(a)(ii) of this Agreement. After the Closing, each Party agrees to provide, or cause to be provided, to each other, as soon as reasonably practicable after written request therefor and at the requesting Party’s sole expense, reasonable access (including using reasonable commercial efforts to give access to third parties possessing information), during normal business hours, to the other Party’s employees and to any books, records, documents, files and correspondence in the possession or under the control of the other Party that the requesting Party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting Party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting Party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement; provided, however, that no Party shall be required to provide access to or disclose information where such access or disclosure would violate any Law or agreement, or waive any attorney-client or other similar privilege, and each Party may redact information regarding itself or its Subsidiaries or otherwise not relating to the other Party and its Subsidiaries, and, in the event such provision of information could reasonably be expected to violate any Law or agreement or waive any attorney-client or other similar privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b)           Financial and Other Information. After the Closing, each Party shall provide, or cause to be provided, as soon as reasonably practicable after written request therefor, to the other Party such financial and other data and information reasonably available and in its possession (in such form as is reasonably available to it) as is reasonably requested by the other Party and reasonably necessary in order for such other Party to prepare required financial statements and reports or filings, including Tax Returns, to be provided to any third party or filed with any Governmental Authority; provided that the out-of-pocket cost to prepare any financial statements after the Closing except those specifically provided for in Section 6.16 shall be borne solely by Purchaser.

(c)           Ownership of Information. Any information owned by a party that is provided to a requesting party pursuant to this Section 6.5 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d)           Record Retention. Except as otherwise provided herein, each Party agrees to use its commercially reasonable efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business, the Purchased Assets, the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights and the Purchased Seller Subsidiaries (the “Books and Records”) in their respective possession or control for a commercially reasonable period of time, as set forth in their regular document retention policies, following the Closing Date or for such longer period as may be required by Law or as may be reasonably requested in writing by any Party, or until the expiration of the relevant representation or warranty under any of the Transaction Documents and any related claim of indemnification related thereto. Notwithstanding the foregoing, any Party may destroy or otherwise dispose of any Books and Records not in accordance with its retention policy, provided that, prior to such destruction or disposal (i) such Party shall provide no less than 90 nor more than 120 days’ prior written notice to the other Party of any such proposed destruction or disposal (which notice shall specify in detail which of the Books and Records is proposed to be so destroyed or disposed of), and (ii) if a recipient of such notice shall request in writing prior to the scheduled date for such destruction or disposal that any of the information proposed to be destroyed or disposed of be delivered to such recipient, such Party proposing the destruction or disposal shall, as promptly as practicable, arrange for the delivery of such of the Books and Records as was requested by the recipient (it being understood that all reasonable out of pocket costs associated with the delivery of the requested Books and Records shall be paid by such recipient).

(e)           Limitation of Liability. No Party shall have any liability to any other Party in the event that any information exchanged or provided pursuant to this Section 6.5 is found to be inaccurate. No Party shall have any liability to any other Party if any information is destroyed or lost after reasonable commercial efforts by such Party to comply with the provisions of Section 6.5(d).

(f)            Other Agreements Providing For Exchange of Information. The rights and obligations granted under this Section 6.5 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of information set forth in this Agreement.

(g)           Production of Witnesses; Records; Cooperation. In the case of a legal or other proceeding between one Party and a third party relating to the Business, Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights, the Purchased Seller Subsidiaries, Licensed Business Intellectual Property Rights, Licensed Business Technology, Assumed Liabilities, Excluded Liabilities, this Agreement (including any matters subject to indemnification hereunder) or the transactions contemplated hereby, or any other Transaction Documents, each Party shall use its reasonable commercial efforts to make available to the other Party (and Seller Parties shall use their commercially reasonable efforts to cause Angel to make available to Purchaser), upon written request, the former (to the extent practicable), current (to the extent practicable) and future officers, employees, other personnel and agents of such Party (or Angel) as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available (other than materials covered by the attorney-client privilege), to the extent that any such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting Party may from time to time be involved, regardless of whether such legal, administrative or other proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all out-of-pocket costs and expenses in connection with the foregoing. The foregoing shall not limit any of rights of the Parties in respect of the foregoing under Section 9.4.

(h)           Confidential Information. Nothing in this Section 6.5 shall require either Party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information; provided, however, that in the event that either Party is required under this Section 6.5 to disclose any such information, that Party shall use all commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

6.6           Employee Relations and Benefits.

(a)           The Parties intend that there shall be continuity of employment with respect to all Business Employees as follows:

(i)            Automatic Transferred Employees shall not be terminated upon Closing and the rights, powers, duties, liabilities and obligations of Seller (or the relevant Subsidiary of Seller) to the employees in respect of the material terms of employment with the employees in force immediately before Closing shall be transferred to Purchaser in accordance with local employment Laws.

(ii)           For non-Automatic Transferred Employees, Purchaser shall offer employment to each Business Employee effective on the Closing Date, each such offer to be at the same general location and substantially the same terms and conditions of employment, including (A) the same or superior base salary or base wage rate, (B) substantially the same position, and (C) cash bonus and other non-equity based incentive compensation opportunities substantially similar in the aggregate as those provided to such employees by Seller or its Subsidiaries immediately prior to the Closing Date (unless otherwise required by local Law, in which case such offer shall comply with local law) (the “Current Employment Terms”). Notwithstanding anything to the contrary, all offers pursuant to this Section 6.6(a)(ii) to employees in jurisdictions outside the United States will be on such terms as are necessary to avoid giving rise to any severance or similar Liabilities of Seller and its Subsidiaries as a result of any requirements of applicable local Law.

(iii)          Seller Parent shall not, and shall cause its Subsidiaries not to (and shall not encourage or assist its Affiliates to), engage in any activity intended to discourage any Business Employee from accepting an offer of employment from Purchaser and/or one of its Subsidiaries, and Seller Parent shall not, and shall cause its Subsidiaries not to (and shall not encourage or assist its Affiliates to), offer employment with any business of Seller Parent or any of its Subsidiaries or Affiliates (other than the Business) after the date hereof and prior to the Closing Date (other than Business Employees who have applied for a position with Seller Parent or one of its Subsidiaries or Affiliates outside the Business prior to the date hereof;  provided, however, that Seller Parent and its Subsidiaries shall be permitted to take any action they are legally required to take in order to comply with local employment Laws.

(iv)          Those employees who are transferred to Purchaser and/or one of its Subsidiaries in accordance with clause (i) above and those who accept the offer of employment from Purchaser and/or one of its Subsidiaries in accordance with clause (ii) above and, in each case, who commence employment with Purchaser and/or one of its Subsidiaries shall be referred to herein as “Transferred Employees.”  For purposes hereof, the date on which any Transferred Employee is deemed to “commence employment” shall be the Closing Date.

(v)           Except as set forth in Section 6.6(a)(v) of the Disclosure Letter, starting on the Closing Date and ending on the date one (1) year after the Closing Date or any longer period as required under local employment Laws, each Transferred Employee who remains employed by Purchaser and/or one of its Subsidiaries shall be employed by Purchaser and/or one of its Subsidiaries on terms no less favorable than the Current Employment Terms and participate in employee benefit plans, agreements, programs, policies and arrangements of Purchaser and/or one of its Subsidiaries (the “Purchaser Plans”) that are substantially similar in the aggregate to the employee benefit plans, programs, policies and arrangements in effect immediately prior to the Closing Date with respect to such Transferred Employee and not inconsistent with the Current Employment Terms, and shall be offered any other additional terms and conditions of employment by Purchaser and/or one of its Subsidiaries required by local employment Laws; provided, however, that nothing herein shall obligate Purchaser or one of its Subsidiaries to provide the Transferred Employees with any defined benefit pension plans; and provided, further, that Purchaser shall provide U.S. Transferred Employees with the retiree medical benefits described in Section 6.6(a)(v) of the Disclosure Letter.

(vi)          Notwithstanding anything to the contrary in this Agreement, starting on the Closing Date, Purchaser shall, for a period ending on the date one (1) year after the Closing Date, maintain a severance pay practice for the benefit of each Transferred Employee that is no less favorable than the severance pay practice provided in Section 6.6(a)(vi) of the Disclosure Letter. Purchaser shall assume and shall indemnify Seller and its Subsidiaries against all liabilities and obligations to provide any severance or similar payments to (A) any Automatic Transferred Employees, (B) any Non-U.S. Employees who are entitled to severance or similar payments under applicable local Laws due to Purchaser’s noncompliance with Sections 6.6 or 6.7, and (C) except as otherwise provided in Section 6.6(k) or with respect to any payments under a Seller Plan, any Transferred Employee whose employment is terminated by Purchaser or its Subsidiaries following the Closing Date.

(b)           Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employees or their covered dependents prior to the Closing Date. Expenses and benefits with respect to claims incurred by Transferred Employees or their covered dependents on or after the Closing Date shall be the responsibility of Purchaser. For purposes of this paragraph, a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of disability benefits, when the disability occurs; in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and otherwise, at the time the Transferred Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(c)           With respect to any plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), or any plan that would be a “welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, maintained by Purchaser, Purchaser shall (i) cause there to be waived any pre-existing condition and waiting periods and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees during the plan year of the applicable plan sponsored by Seller or one of its Subsidiaries during which the Closing occurs with respect to similar plans maintained by Seller and its Affiliates immediately prior to the Closing Date.

(d)           Transferred Employees shall be given credit for all service with Seller, any of its Subsidiaries, and any predecessor employer for which Seller credited service, including without limitation, Angel, Hewlett Packard or their Subsidiaries, to the same extent as such service was credited for such purpose by Seller, under each Purchaser Plan in which such Transferred Employees are eligible to participate for purposes of eligibility, vesting and benefits accrual (other than under any equity or quasi-equity compensation plan or under a defined benefit pension plan either (A) in which no assets are transferred or for which no other compensation, including an adjustment to the Purchase Price, is received by Purchaser pursuant to this Agreement or (B) which would result in the duplication of benefits accrual for the same period of service).

(e)           Except as required by applicable Law or as may be agreed to by Seller and Purchaser, as of the Closing Date the Transferred Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Seller and its Subsidiaries and shall commence participation in the Purchaser Plans. Seller and Seller Parent shall take all necessary actions to allow such Transferred Employees to rollover any associated loan notes to the extent permitted under the Seller 401(k) plan. Purchaser shall take all steps necessary to permit each such Transferred Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the Seller 401(k) Plan, if any, to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution to the extent permitted by the Seller 401(k) Plan into an account under a 401(k) plan maintained by Purchaser (the “Purchaser’s 401(k) Plan”). Notwithstanding the foregoing, Seller and Purchaser may mutually agree following the date hereof, but prior to the Closing Date, to provide for a trust to trust transfer of the account balances of Transferred Employees under the Seller 401(k) Plan to the Purchaser’s 401(k) Plan.

(f)            Promptly after the Closing, Seller shall transfer and Purchaser shall accept the flexible spending account elections and accounts (maintained pursuant to Code Sections 105 and 129) of the Transferred Employees under Seller’s Section 125 plan flexible spending arrangement. Promptly after the Closing, Seller and Seller Parent shall cause to be transferred to Purchaser the aggregate net cash amount (determined immediately prior to the Closing) for contributions paid (but not yet reimbursed or subject to a pending claim for reimbursement) by or on behalf of the Transferred Employees under Seller’s Section 125 plan flexible spending arrangement.

(g)           With respect to any accrued but unused vacation time (including flexible time off and sick pay) as of the Closing Date to which any Transferred Employee is entitled pursuant to the vacation policy immediately prior to the Closing Date (the “Vacation Policy”), to the extent permitted by law, Purchaser shall assume the liability for such accrued but unused vacation time and allow such Transferred Employee to use such accrued vacation; provided, however, that Purchaser shall be liable for and pay in cash an amount equal to such accrued but unused vacation time to any Transferred Employee whose employment terminates for any reason subsequent to the Closing Date and Purchaser shall indemnify Seller for an amount equal to such accrued but unused vacation time paid by Seller to any Transferred Employee who is, or was, entitled to an accrued but unused vacation time payout on termination from Angel or Seller under local Law and who elects, or elected, not to transfer such accrued but unused vacation time from Angel or Seller Parent.

(h)           Purchaser or its Affiliates shall pay or otherwise make arrangements for the payment of each of the obligations described in Section 6.6(h) of the Disclosure Letter.

(i)            Seller shall retain full responsibility for compliance with those provisions of the Worker’s Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) or any comparable provision of state or local law that are binding upon Seller under any such law and shall indemnify Purchaser for any Liabilities and Losses related thereto.

(j)            Purchaser shall indemnify and hold harmless Seller and its Subsidiaries with respect to any liability under COBRA or similar applicable Laws in the United States arising from the actions (or inactions) of Purchaser or its Subsidiaries after the Closing Date. Seller shall retain all liabilities, including with respect to any “qualifying event,” (as defined under COBRA) and liabilities under similar applicable Laws incurred on or prior to the Closing Date or arising as a result of the transactions described herein.

(k)           Purchaser shall have no liabilities associated with any retention or severance plans entered into by Seller or its Subsidiaries with regard to any Designated Employee. “Designated Employees” are Business Employees who have been chosen by Seller Parent, Seller and/or its Subsidiaries for retention or dismissal under any current retention or severance plan of Seller prior to the Closing Date, but either whose period of retention has not been completed prior to the Closing Date or whose dismissal has not been carried out prior to the Closing Date; provided, however, that Designated Employees shall not include any employee chosen by Seller, after consultation with Purchaser, as a result of the transactions contemplated by this Agreement. Seller Parent’s and Seller’s liability with regard to Designated Employees is subject to the rules of the retention and severance plans of Seller as in force prior to or on the Closing Date.

(l)            The Parties acknowledge and agree that all provisions contained in this Section 6.6 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Seller Plan or Angel Plan or any beneficiary thereof or (ii) to continued employment with Seller or Purchaser.

6.7           Non-U.S. Employees.

In addition to Section 6.6 as applicable to Non-U.S. Employees, this Section 6.7 applies only to Non-U.S. Employees and certain former non-U.S. Employees (“Non-U.S. Former Employees”).

(a)           This Section 6.7 shall contain covenants and agreements of the Parties on and as of the Closing Date with respect to:

(i)            the Non-U.S. Employees; and

(ii)           Non-U.S. Benefit Plans listed in Section 6.7(a)(ii) of the Disclosure Letter, which shall be provided to Purchaser within thirty (30) days following the date of this Agreement, provided or covering such Non-U.S. Employees and Non-U.S. Former Employees.

(b)           Seller Parent, Seller and Purchaser and their respective Subsidiaries shall comply with all obligations either under the Transfer Regulations or other applicable Laws to notify and/or consult with Non-U.S. Employees or employee representatives, unions, works councils or other employee representative bodies, if any, and shall provide such information to the other Party as is required by that Party to comply with its notification and/or consultation obligations. Seller Parent, Seller and Purchaser shall indemnify each other against all Losses resulting from any failure of the other to notify and/or consult or to provide such information in a timely manner.

(c)           Seller and its Subsidiaries will not, without Purchaser’s consent, make any material changes to the working conditions of the Non-U.S. Employees that have not either been announced or agreed to under a collectively bargained agreement between the signing of this Agreement and the Closing Date.

(d)           Seller shall provide Purchaser with a supplemental schedule of collective bargaining agreements in those countries that are not covered by Section 4.14 of the Disclosure Letter no later than 30 days prior to the Closing Date.

(e)           The Parties acknowledge and agree that all provisions contained in this Section 6.7 with respect to employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including, without limitation, any employees, former employees, any participant in any Seller Plan or any beneficiary thereof or (ii) to continued employment with Seller or Purchaser.

(f)            Seller Parent, Seller and Purchaser agree that to the extent the transactions contemplated by this Agreement would result in an acceleration of maturity of amounts payable under obligations described in Section 6.7(f) of the Disclosure Letter (the “Section 6.7(f) Obligations”), unless otherwise required by Law, Seller Parent, Seller and their Subsidiaries and Purchaser will waive any such acceleration and to the extent necessary will amend or modify such Section 6.7(f) Obligations to provide for such Section 6.7(f) Obligations when held by Purchaser after the Closing to mature on the same terms as would have applied to such Section 6.7(f) Obligations if the transactions contemplated hereby did not occur.

6.8           Other Arrangements.

(a)           At the Closing, Seller or an Affiliate of Seller and Purchaser shall execute and deliver a transition services agreement (the “Master Separation Agreement”) in substantially the form attached hereto as Exhibit D.

(b)           At the Closing, Purchaser and Seller shall execute and deliver a trademark license agreement with Angel in substantially the form attached hereto as Exhibit G (the “Trademark License Agreement”) with respect to the licensing of certain Angel trademarks on inventory.

(c)           The Seller Parties shall use their commercially reasonable efforts to cause Angel to execute and deliver the Angel Intellectual Property License Agreement within sixty (60) days following the Closing Date.

(d)           Prior to the Closing, the Seller Parties will identify which Purchased Assets will not be owned by the Purchased Seller Subsidiaries and which Subsidiary of Seller owns such Purchased Assets. Seller will cause each of such Subsidiaries to execute a joinder to this Agreement in the form attached hereto as Exhibit I (the “Joinder”).

6.9           Non-Competition.

(a)           In order that Purchaser may have and enjoy the full benefit of the Business, the Other Sellers and Seller agree that for a period of three (3) years commencing on the Closing Date, Seller Parent, the Other Sellers and Seller will not, and will cause their Subsidiaries not to and any other Seller Party not to, without the express written approval of Purchaser, engage, directly or indirectly, in a Competing Business or acquire more than fifteen percent (15%) of the outstanding equity interest in any Business Competitor, in each case other than the Retained Business. Seller agrees, upon the reasonable request of Purchaser, to use its commercially reasonable efforts to cause its Affiliates to enforce their rights for the benefit of Purchaser under the non-competition provisions of the Asset Purchase Agreement between Angel and an Affiliate of Seller, dated as of August 14, 2005, as amended (the “Semiconductor Business Purchase Agreement”); provided that all costs and expenses incurred in connection with the enforcement of such rights shall be borne exclusively by Purchaser. For purposes of this Section 6.9: (i) “Competing Business” shall mean developing, manufacturing, selling or servicing any of the Printer Products for or to third parties and (ii) ”Business Competitor” shall mean any Person that derived more than 40% of its consolidated gross revenues from Competing Businesses during the four fiscal quarters prior to the Seller Parent, Other Sellers, Seller or any of their Subsidiaries’ entering into an agreement providing for the investment in or acquisition of such Person, for which financial statements are available. Notwithstanding the foregoing, none of  the Seller Parent, Other Sellers, Seller or any of their Subsidiaries shall be precluded from:  (a) engaging in those businesses that are engaged in as of the date of the Closing through the Retained Business, and reasonably expected or foreseeable extensions of those businesses and the products manufactured or sold, and the services developed or provided in connection therewith; (b) acquiring, merging with or consolidating with an entity which, at the time of the parties’ agreement to enter into such transaction is not a Business Competitor and extensions of any business of such entity or its Subsidiaries; (c) being acquired by means of any business combination (including an asset purchase, merger or consolidation) by any Person; (d) engaging in any merger, consolidation or any other business combination with any Person not subject to clause (c) if the stockholders of the Seller Parent, Other Sellers or Seller immediately prior to consummation of such transaction will own 50% or less of the outstanding common stock of the resulting or surviving entity (or the parent thereof); (e) the development, manufacture, supply, distribution, sale, support and maintenance of Printer Products as a component of a product sold by, or incidental to, a Retained Business, a reasonably expected or foreseeable extension of a Retained Business, or any other business of the Other Sellers, Seller or their Subsidiaries that is not itself a violation of Section 6.9; or (f) engaging in any Competing Business engaged in by the Other Sellers, Seller or their Subsidiaries as a result of any transaction contemplated by clause (b) or (d) and any extensions of such Competing Business. Following any acquisition as described in the foregoing clause (c), the provisions of this Section 6.9 shall continue to apply solely to Seller Parent, Seller and their Subsidiaries, and not to any other Affiliates of Seller. Notwithstanding the foregoing, the provisions of this Section 6.9 shall not restrict the Seller Parent, Other Sellers and Seller or any of their Subsidiaries from acquiring and operating any Business Competitor so long as (i) the Seller Parent, Other Sellers, Seller or such Subsidiary divests all or a portion of the Competing Business conducted by such Business Competitor within one year of such transaction such that an acquisition by the Seller Parent, Other Sellers, Seller or such Subsidiary of the retained portion of the Competing Business would be permissible under the terms of the foregoing clause (b); and (ii) while owned, the Seller Parent, Other Sellers and Seller and their Subsidiaries do not provide such Business Competitor with any Licensed Business Technology or Licensed Business Intellectual Property Rights held by the Other Sellers, Seller or their Subsidiaries prior to the date of such acquisition.

(b)           If Seller Parent, Seller, or Other Seller or any of their Subsidiaries is acquired by a Competing Business, or transfers or sells any or all of the Retained Businesses to a third party, including an Affiliate (such acquiring or third party buyer, the “Successor”) during the three-year term commencing on the Closing Date, then Seller Parent, Seller or Other Seller or any of their Subsidiaries will not grant the Successor a Patent license to make, have made, import, offer to sell or sell Printer Products for the remainder of the three-year non-competition period and will only transfer Licensed Business Patents to a Successor subject to the license granted under the Intellectual Property License Agreement and subject to a contractual restriction preventing the Successor from exercising its rights under the transferred Licensed Business Patents for the remainder of the three-year non-competition period.

(c)           During the three-year non-competition term, Seller Parent, Seller, the Other Sellers and their Subsidiaries will not grant any license to make, have made, import, offer to sell or sell Printer Products nor will Seller Parent, Seller, the Other Sellers or their Subsidiaries provide the Licensed Business Technology to any third party during such three-year non-competition period; provided that the foregoing shall not apply to licenses or disclosures that are incidental to the development or the sale of products and services of the Retained Business or are specifically included in the definition of Retained Business.

6.10         Non-Solicitation.

(a)           Seller Parent, the Other Sellers and Seller agree that for a period of two (2) years from and after the Closing Date it shall not, and it shall cause each of their Subsidiaries not to (and shall not encourage or assist any of its Affiliates to), without the prior written consent of Purchaser, directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of Purchaser or any of its Subsidiaries) (i) any Transferred Employee or (ii) any other Person employed by Purchaser who became known to or was identified to the Seller Parent, Other Sellers or Seller or any of their Affiliates prior to the Closing in connection with the transactions contemplated by this Agreement, unless in each case such Person ceased to be an employee of Purchaser or its Subsidiaries prior to such action by the Seller Parent, Other Sellers or Seller or any of their Affiliates, or, in the case of such Person’s voluntary termination of employment with Purchaser or any of its Subsidiaries, at least three (3) months prior to such action by the Seller Parent, Other Sellers or Seller or any of their Affiliates. Seller Parent agrees, upon the reasonable request of Purchaser, to use its commercially reasonable efforts to cause its Affiliates to enforce their rights for the benefit of Purchaser under the non-solicitation provisions of the Semiconductor Business Purchase Agreement; provided that all costs and expenses incurred in connection with the enforcement of such rights shall be borne exclusively by Seller Parent.

(b)           Purchaser agrees that for a period of two (2) years from and after the Closing Date it shall not, and it shall cause its Subsidiaries not to (and shall not encourage or assist any of its Affiliates to), without the prior written consent of Seller, directly or indirectly, solicit to hire (or cause or seek to cause to leave the employ of the Other Sellers or Seller or any of their Affiliates) any Person that it or they know to be employed by the Other Sellers or Seller or any of their Affiliates as of the Closing Date unless such Person ceased to be an employee of the Other Sellers or Seller or any of their Affiliates prior to such action by Purchaser or any of its Subsidiaries, or, in the case of such Person’s voluntary termination of employment with the Other Sellers or Seller or any of their Affiliates, at least three (3) months prior to such action by Purchaser or any of its Subsidiaries.

(c)           Notwithstanding the foregoing, the restrictions set forth in Sections 6.10(a) and 6.10(b) shall not apply to (i) bona fide public advertisements for employment placed by any Party and not specifically targeted at the employees of any other Party, or (ii) any employee who is not a manager or an individual contributor who is engaged in the design of Printer Products or processes. Section 6.10(a) shall not apply to any Person who is hired by the Other Sellers or Seller or any of their Affiliates (A) pursuant to any existing agreement with employee representatives (such as a works council agreement) by which the Other Sellers or Seller or any of their Affiliates is bound or (B) as a result of actions required to be taken by the Other Sellers or Seller or any of their Affiliates in order to comply with local employment Laws.

6.11         Intellectual Property License Agreement.

At the Closing, Seller Parent and Purchaser shall execute and deliver a license agreement (the “Intellectual Property License Agreement”) in the form of the agreement attached hereto as Exhibit E.

6.12         [Reserved].

6.13         Insurance Matters.

Purchaser acknowledges that the policies and insurance coverage that will be maintained on behalf of the Business are part of the corporate insurance program maintained by Seller (the “Seller Corporate Policies”), and such coverage will not be available or transferred to Purchaser (except with respect to Assumed Liabilities for which claims have been made by Seller Parent, Seller, the Other Sellers or any of their respective Subsidiaries against third party insurers under such policies on or prior to the Closing Date, subject to Purchaser’s paying any applicable deductible with respect to such claim). In furtherance and not in limitation of the foregoing, Purchaser agrees not to bring any claim for recovery under any of the Seller Corporate Policies, whether or not Purchaser may be so entitled in accordance with the terms of such Seller Corporate Policies.

6.14         Tax Matters.

(a)           Transfer Taxes.

(i)            For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, filing, recordation, ad valorem, value added, bulk sales, stamp duties, excise, GST, license or similar fees or taxes. The liability for Transfer Taxes attributable to the transactions occurring pursuant to this Agreement shall be borne one-half by Purchaser and one-half by Seller; provided, however, that Purchaser shall diligently pursue the recovery of any recoverable Transfer Taxes, and if Purchaser actually receives any recoverable Transfer Taxes, Purchaser shall promptly, but in no case later than twenty (20) days after such recovery, pay to Seller an amount equal to one-half of such recovered Transfer Taxes. Seller and Purchaser shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes. For the avoidance of doubt, Purchaser shall have no Liability of any kind and shall be indemnified against Transfer Taxes arising out of or attributable to the acquisition of the Business from Angel or the transfer of any assets (including the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights) to the Purchased Seller Subsidiaries.

(ii)           Unless the Parties mutually agree otherwise, any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared by the Party that bears the responsibility for such Transfer Taxes, as required by applicable Law. For any Tax Return required by law to be filed by a Party (the “Filing Party”) other than the Party that is responsible for preparing such Tax Return pursuant to this Section 6.14 (the “Preparing Party”), the Filing Party shall pay the Transfer Taxes shown on such Tax Return and shall collect the Preparing Party’s applicable share of the Transfer Tax from Preparing Party determined in accordance with Section 6.14(a)(i) hereof. The Preparing Party shall use its commercially reasonable efforts to provide to the Filing Party any Tax Returns which it is required to file at least ten days before such Tax Returns are due to be filed. The Preparing Party shall make such changes to the applicable Tax Return as reasonably requested by the Filing Party. Such Tax Returns shall be consistent with the allocation of the Purchase Price as determined pursuant to Section 3.4.

(b)           Other Tax Returns and Payment of Taxes.

(i)            Except as provided in Section 6.14(a), Seller and the Other Sellers, respectively, shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes owed by or attributable to the Purchased Seller Subsidiaries, the Purchased Assets, the Transferred Business Intellectual Property or the Transferred Business Intellectual Property Rights for any taxable period ending on or before the Closing Date. Seller or the Other Sellers shall duly file or cause to be duly filed any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence. Such Tax Returns shall be subject to the review and approval of Purchaser, which approval shall not be unreasonably withheld or delayed.

(ii)           Purchaser shall be liable for and shall remit when due or cause to be remitted when due any amount of Taxes due in connection with the Purchased Assets and the Purchased Seller Subsidiaries for any taxable period beginning after the Closing Date. Purchaser shall duly file or cause to be duly filed any Tax Return required to be filed in respect of any Tax which it is required to pay pursuant to the immediately preceding sentence.

(iii)          Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns with respect to the Purchased Assets and the Purchased Seller Subsidiaries for taxable periods that begin before the Closing Date and end after the Closing Date (a “Straddle Period”). Seller or the applicable Other Seller, as applicable, shall pay to Purchaser within five days after the date on which Taxes are paid with respect to a Straddle Period an amount equal to the portion of such Taxes which relates to the portion of such Straddle Period ending on the Closing Date. For purposes of this Section 6.14(b)(iii), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed to be equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date. Any credits relating to a Straddle Period shall be taken into account as though the relevant taxable period ended on the Closing Date.

(iv)          If, after the Closing, Purchaser or any of its Affiliates receives any refund that relates to a Pre-Closing Tax Period of the Purchased Seller Subsidiaries or that is an Excluded Asset or utilizes the benefit of any overpayment or prepayment of Taxes of a Purchased Seller Subsidiary that relates to a Pre-Closing Tax Period or that otherwise are Excluded Assets, Purchaser shall, or shall cause such Affiliate to, promptly remit or cause to be remitted to Seller or the applicable Other Seller, as the case may be, the entire amount of the refund or overpayment (including any interest paid by the Governmental Authority paying the refund or the overpayment, but net of any Taxes that may be due on such refund or interest amount after giving effect to any deductions in respect of the payment of such amounts to Seller or the applicable Other Subsidiary, as applicable) received or utilized by Purchaser or such Affiliate. If any such refund or benefit is subsequently reduced as a result of an adjustment required by any Governmental Authority, this Section 6.14(c) shall take such adjusted refund or benefit into account. If Purchaser or any of its Affiliates pays any amount to Seller or an Other Seller pursuant to this Section 6.14(c) prior to such adjustment, Seller or the applicable Other Seller shall repay the difference between the amount paid and the adjusted amount of the refund or benefit, as the case may be, to Purchaser, if the adjusted amount is less than the amount paid by Purchaser or such Affiliate to Seller or an Other Seller pursuant to this Section 6.14(c), and Purchaser shall pay the difference between the adjusted amount of the refund or benefit and the amount paid by Purchaser or such Affiliate to Seller or the applicable Other Seller if the amount paid by Purchaser or such Affiliate to Seller or the applicable Other Seller is less than the adjusted amount.

(c)           Cooperation and Assistance.

(i)            The Parties shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding. They each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Section 6.14.

(ii)           If (A) any party is liable under this Section  6.14, including amounts due to Section 6.14(b), for any portion of a Tax shown due on any Tax Return required to be filed by the other Party pursuant to this Section 6.14, subject to Section 6.14(a)(ii), the Party obligated to file such Tax Return pursuant to this Section 6.14 shall deliver a copy of the relevant portions of such Tax Return to the liable Party for such Party’s review and comment within 30 days prior to the due date for filing such Tax Return (taking into account any extensions, if applicable). Subject to Section 6.14(a)(ii), the Party who is required to file such Tax Return will make such changes to the Applicable Tax Return as reasonably requested by the other Party. If the Parties disagree as to the treatment of any item shown on such Tax Return or with respect to any calculation with respect to any Tax Return to be filed pursuant to this Section 6.14, an internationally recognized accounting firm mutually agreed upon by Purchaser and Seller or the applicable Other Seller, as the case may be, shall determine how the disputed item is to be treated on such Tax Return. Any payments made by a Party to another Party pursuant to this Section 6.14 shall be made no later than the later of 10 days prior to the due date of the applicable Tax Return and 5 business days after the receipt of the applicable Tax Return by the Party from whom payment is required.

(iii)          Upon request or upon payment, each Party shall deliver to the tax director of the other Party certified copies of all receipts for any foreign Tax with respect to which such other Party or any of its Affiliates could claim a foreign tax credit and any supporting documents required in connection with claiming or supporting a claim for such a foreign tax credit.

(iv)          The Parties shall retain records, documents, accounting data and other information in whatever form that are necessary for the preparation and filing, or for any Tax audit, of any and all Tax Returns with respect to any Taxes that relate to taxable periods that do not begin after the Closing Date. Such retention shall be in accordance with the record retention policy of the respective Party, but in no event shall any Party destroy or otherwise dispose of such records, documents, accounting data and other information prior to the expiration of the applicable statute of limitations (including extensions) and without first providing the other Party with a reasonable opportunity to review and copy the same. Each Party shall give any other Party reasonable access to all such records, documents, accounting data and other information as well as to its personnel and premises to the extent necessary for a reasonable review or a Tax audit of such Tax Returns and relevant to an obligation under this Section 6.14.

(v)           Seller and the Other Sellers shall use their commercially reasonable efforts to provide Purchaser with a clearance certificate or similar document(s) which may be required by any taxing authority to relieve Purchaser of any obligation to withhold any portion of the payments to Seller or the Other Sellers pursuant to this Agreement, the Ancillary Agreements, the Intellectual Property License Agreement or the Trademark License Agreement.

(vi)          Upon reasonable request by a Party, the other Party shall cooperate in good faith to effectuate modifications to this Agreement that are otherwise economically neutral to the other Party in order to better accommodate the business and financial goals of the requesting Party.

(d)           Tax Controversies. A Party shall promptly notify the other Party in writing promptly upon (but in no event later than 30 days after) (a “Notification”) receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other Party (or any of its Affiliates) is liable under Section 6.14. Failure to give such Notification shall not relieve the indemnifying party from liability under Section 6.14, except if and to the extent that the indemnifying party is actually prejudiced thereby. Each Party shall be entitled to take control of the complete defense of any tax audit or administrative or court proceeding (a “Tax Claim”) relating to Taxes for which it may be liable, and to employ counsel of its choice at its expense; provided, that Seller or the applicable Other Subsidiary and Purchaser shall jointly control the defense of any Tax Claim relating to Taxes with respect to a Straddle Period for which Taxes are allocated to both Seller or the applicable Other Subsidiary, as the case may be, and Purchaser under Section 6.14(b)(iii) of this Agreement. Notwithstanding the immediately preceding sentence, each Party shall be entitled to take control of the complete defense of any Tax Claim relating to Taxes for which it is obligated to file a Tax Return (but does not have any indemnification obligation hereunder) under this Section 6.14 (or by Law), and to employ counsel of its choice at its expense; provided, that such Party unconditionally releases in writing the other Party from its indemnification obligation hereunder with respect to such Tax Claim; provided further, that such Party shall take control of such Tax Claim within 60 days of the earlier of (x) the date on which such Notification is provided or (y) the date such Notification is due pursuant to the first sentence of this Section 6.14(d). If one Party takes control of any such audit or proceeding, the other Party shall be entitled to participate, at its expense, in the defense of such audit or proceeding, and the Party controlling such audit or proceeding shall consider in good faith any suggestions made or points raised by the other Party. The Parties  may not agree to settle any claim for Taxes for which the other may be liable without the prior written consent of such other Party, which consent shall not be unreasonably withheld. This Section 6.14(d) shall govern to the extent it would otherwise be inconsistent with Section 9.3(a).

(e)           Indemnification. The Seller Parties shall indemnify, save and hold the Purchaser Indemnified Parties harmless from and against any and all Purchaser Losses incurred in connection with, arising out of, resulting from or incident to (i) any Taxes of any of the Purchased Seller Subsidiaries or with respect to the Purchased Assets, Transferred Business Intellectual Property or Transferred Business Intellectual Property Rights for any Tax year or portion thereof ending on or before the Closing Date (or for any Straddle Period, to the extent allocable to the portion of such period beginning before and ending on the Closing Date, determined accordance with 6.14(b)(iii)), (ii) any failure of any representation or warranty of Seller or the Other Sellers set forth in Section 4.10 to be true and correct; (iii) any Taxes arising out of or attributable to the acquisition of the Business from Angel; (iv) any withholding Taxes (whenever arising) attributable to the payment of the Purchase Price; and (v) the unpaid Taxes of any Person (other than either of the Purchased Seller Subsidiaries) under Treasury regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

6.15         Mail Handling.

(a)           To the extent that Purchaser and/or any of its Subsidiaries receives any mail or packages addressed to any Seller Parent, any Other Seller or Seller or its Subsidiaries and delivered to Purchaser not relating to the Business, the Purchased Subsidiary Interests, the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Intellectual Property Rights or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date, Purchaser may deliver to Seller any checks or drafts made payable to Seller Parent, the Other Sellers, Seller or its Subsidiaries that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent any Seller Parent, any Other Seller, Seller or its Subsidiaries receives any mail or packages addressed and delivered to Seller Parent, any Other Seller, Seller or its Subsidiaries but relating to the Business, the Purchased Subsidiary Interests, the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages to Purchaser. After the Closing Date, to the extent that Purchaser receives cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. The Parties may not assert any set-off, hold-back, escrow or other restriction against any payment described in this Section 6.15.

6.16         [Reserved].

6.17         Shared Contracts.

Seller Parent and Seller agree to use their reasonable commercial efforts to seek the consent, if requested by Purchaser, of the counterparty to any Contract which is used primarily in the Business but is not included within Transferred Contracts to partially assign or otherwise separate for the benefit of Purchaser the portion of such Contract relating to the Business. Seller Parent and Seller will use their commercially reasonable efforts to identify such Contracts to Purchaser as soon as practicable following the execution of this Agreement.

6.18         Licenses.

(a)           With respect to the CAD Licenses that prior to the Closing Date are used in the Business, but that are not used exclusively in the Business, Seller and Purchaser shall cooperate diligently prior to the Closing Date to obtain the consent of the respective licensors of such CAD Licenses (the “CAD Licensors”) to a partial assignment, or grant of a sublicense by Seller or of a new license to Purchaser by the CAD Licensor, as the case may be, of Seller’s rights thereunder applicable to the Business. Purchaser acknowledges that any rights to be sublicensed to it may be limited as set forth in such CAD Licenses; that the terms of any new license to be granted to it by the CAD Licensors may be different from the terms of Seller’s existing licenses; and that Seller cannot control and is not responsible for the actions of any of the CAD Licensors. Seller and Purchaser further agree that any division of rights, responsibilities and credits (including credits for pre-paid fees) between them under the existing CAD Licenses or any successors thereto shall be in proportion to the actual usage (by seat count) of such licenses by the Business prior to the Closing Date, compared to the usage of such licenses by the Retained Business prior to the Closing Date or as set forth on Schedule 6.18.

6.19         NDAs.

The Parties agree that with respect to the confidentiality and proprietary development agreements to which the Seller Parent, Other Sellers, Seller or their Subsidiaries is a party with the Business Employees of Seller Parent or any of its Affiliates (the “NDAs”), Seller Parent, the Other Sellers, Seller or an Affiliate,  as applicable, will enter into a partial assignment with respect to such NDAs, assigning that portion of the NDAs relating to the Business to Purchaser.

6.20         Patents Licensed Non-exclusively to the Purchaser.

In the event that a Seller Party transfers any Patent that is licensed on a non-exclusive basis to Purchaser pursuant to the Intellectual Property License Agreement, such Seller Party shall upon execution of a definitive agreement for transfer of such Patent, give notice of such transfer to Purchaser and shall, upon request by Purchaser within ten (10) days after the giving of notice, use its commercially reasonable efforts to obtain access to the Seller Party patent files pertaining to the Patent to be transferred.

ARTICLE VII

CONDITIONS TO CLOSING

7.1           Conditions Precedent to Obligations of Purchaser, Seller and the Other Sellers.

The respective obligations of the Parties to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by the Party for whose benefit such condition exists) on or prior to the Closing Date of each of the following conditions:

(a)           No Injunction, etc. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law which is in effect on the Closing Date which has or would have the effect of prohibiting, enjoining or restraining the consummation of the transactions contemplated by this Agreement to occur on the Closing Date or otherwise making such transactions illegal; and

(b)           Regulatory Authorizations. (i) All material Consents of any Governmental Authorities shall have been obtained and shall be in full force and effect, and (ii) the applicable waiting period under the HSR Act shall have expired or been terminated.

7.2           Conditions Precedent to Obligation of Seller and the Other Sellers.

The obligation of Seller Parent, Seller and the Other Sellers to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Seller Parent, Seller or the Other Sellers) on or prior to the Closing Date of each of the following conditions:

(a)           Accuracy of Purchaser’s Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement (i) that are qualified as to “Purchaser Material Adverse Effect” shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date); and (ii) that are not qualified as to “Purchaser Material Adverse Effect” shall be true and correct on the date of this Agreement and on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date), except for such failures to be true and correct which would not, individually or in the aggregate, have a Purchaser Material Adverse Effect; and Seller shall have received a certificate signed by an authorized officer of Purchaser to such effect.

(b)           Covenants of Purchaser. Purchaser shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing; and Seller shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Purchaser to such effect.

(c)           Ancillary Agreements. Purchaser shall have executed and delivered the Ancillary Agreements and other agreements and documents contemplated by Section 2.3(a) to the extent a party thereto, and each such agreement and document shall be in full force and effect and shall not have been breached in any material respect by Purchaser.

(d)           License Agreements. Purchaser shall have executed and delivered the Intellectual Property License Agreement, and such agreement shall be in full force and effect and shall not have been breached in any material respect by Purchaser.

7.3           Conditions Precedent to Obligation of Purchaser.

The obligation of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of each of the following conditions:

(a)           Accuracy of Representations and Warranties of Seller and the Other Sellers. The representations and warranties of Seller Parent, Seller and the Other Sellers contained in this Agreement and the other Transaction Documents (i) that are qualified as to “Seller Material Adverse Effect” shall be true and correct on the date of this Agreement and on the Closing Date as though made on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date); and (ii) that are not qualified as to “Seller Material Adverse Effect” shall be true and correct on the date of this Agreement and on the Closing Date (except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such date), except for such failures to be true and correct which would not, individually or in the aggregate, have a Seller Material Adverse Effect; and Purchaser shall have received a certificate signed by an authorized officer of Seller Parent, Seller and the Other Sellers to such effect.

(b)           Covenants of Seller and the Other Sellers. Seller Parent, Seller and the Other Sellers shall have complied in all material respects with all covenants contained in this Agreement and the other Transaction Documents to be performed by it prior to the Closing; and Purchaser shall have received a certificate dated as of the Closing Date and signed by an authorized officer of Seller Parent, Seller and the Other Sellers to such effect.

(c)           Ancillary Agreements. Seller Parent, Seller and the Other Sellers shall have executed and delivered or caused each of the relevant Purchased Seller Subsidiary to execute and deliver, the Ancillary Agreements and other agreements and documents contemplated by Section 2.3(a) to the extent a party thereto, and each such agreement and document shall be in full force and effect and shall not have been breached in any material respect by the Other Sellers, Seller, Seller Parent or the relevant Purchased Seller Subsidiary, as the case may be.

(d)           License Agreements. Avago Technologies General IP (Singapore) Pte. Ltd. shall have executed and delivered the Intellectual Property License Agreement and the Trademark License Agreement and each such agreement shall be in full force and effect and shall not have been breached in any material respect by General IP.

(e)           Consents. (i) Each of the Consents set forth on Section 7.3(e) of the Disclosure Letter shall have been obtained in a form reasonably acceptable to Purchaser and shall be in full force and effect, and (ii) all other Consents required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect, except in the case of clause (ii) where the failure to obtain any such Consents has not had and could not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(f)            No Seller Material Adverse Effect. Since the date of this Agreement there shall have been no event, condition, change or development, worsening of any existing event, condition, change or development (except as relates to Excluded Assets, the failure to transfer to Purchaser the Excluded Assets or any failure to obtain a consent with respect to CAD Licenses to the extent provided in Section 6.18 hereto) that, individually or in combination with any other event, condition, change, development or worsening thereof, has had or would reasonably be expected to have a Seller Material Adverse Effect.

(g)           FIRPTA Certificate. Purchaser shall have duly received certifications, duly executed and acknowledged, in form and substance reasonably satisfactory to Purchaser, certifying that the transactions contemplated hereunder are exempt from withholding under Section 1445 of the Code.

ARTICLE VIII

CLOSING

8.1           Closing Date.

Unless this Agreement shall have been terminated pursuant to Article X hereof, the closing of the sale and transfer of the Purchased Assets and the other transactions hereunder (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, CA  94025 at 7:00 a.m., local time, and in such other places as are necessary to effect the transactions to be consummated at the Closing, on the second Business Day immediately following the satisfaction or, to the extent permitted, waiver of all of the conditions in Article VII (other than those conditions which by their nature are to be satisfied or, to the extent permitted, waived at the Closing but subject to the satisfaction or, to the extent permitted, waiver of such conditions), or at such other time, date and place as shall be fixed by mutual agreement of the Parties (such date of the Closing being herein referred to as the “Closing Date”). The effective time (“Effective Time”) of the Closing for tax, operational and all other matters shall be deemed to be 12:01 a.m., local time in each jurisdiction in which the Business is conducted, on the Closing Date.

8.2           Purchaser Obligations.

At the Closing, Purchaser shall (i) deliver to Seller the payments required to be made on the Closing Date, as provided in Section 3.2(a), and (ii) execute and deliver to Seller the following in such form and substance as are reasonably acceptable to the Other Sellers and Seller:

(a)           the documents described in Section 7.2;

(b)           such instruments of conveyance with respect to the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights, Purchased Seller Subsidiaries and Assumed Liabilities as are referred to in Section 2.3(a) and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights and the Purchased Seller Subsidiaries and consummate the other transactions contemplated hereby in each jurisdiction; and

(c)           such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

8.3           Seller Parent, the Other Sellers and Seller Obligations.

At the Closing, Seller Parent, the Other Sellers and Seller, as applicable, shall execute and deliver to Purchaser, and Seller Parent and Seller shall cause such of its Subsidiaries as are party thereto to execute and deliver to Purchaser, the following in such form and substance as are reasonably acceptable to Purchaser:

(a)           the documents described in Section 7.3;

(b)           such instruments of conveyance with respect to the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights, Purchased Seller Subsidiaries and Assumed Liabilities as are referred to in Section 2.3(a) and such other assignment and conveyance documents as shall be necessary to convey the Purchased Assets, the Transferred Business Intellectual Property and the Transferred Business Intellectual Property Rights, and consummate the other transactions contemplated hereby including the sublicense, transfer or acquisition of the sublicense of CAD licenses as and to the extent provided in Section 6.18; and

(c)           such other documents and instruments as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

ARTICLE IX

INDEMNIFICATION

9.1           Indemnification.

(a)           Following the Closing and subject to the terms and conditions of this Article IX, Seller Parent, Seller and the Other Sellers shall indemnify, defend and hold harmless Purchaser, its Affiliates, and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Purchaser Indemnified Party”) from and against, and shall compensate and reimburse each Purchaser Indemnified Party for, all Losses imposed upon or incurred by such Purchaser Indemnified Party (“Purchaser Losses”), with respect to (i) any failure of any representation or warranty of Seller set forth in this Agreement (other than Section 4.10, indemnification for the breach of which is covered by Section 6.14(e)) or in the certificate delivered pursuant to Section 7.2(a) to be true and correct, (ii) any breach of any covenant or agreement of Seller herein or (iii) any Excluded Liabilities, it being understood that each

Purchaser Loss shall be calculated net of any Tax Benefit realized by such Purchaser Indemnified Party, as set forth more fully in Section 9.3(c). Seller shall act as agent for Seller Parent and the Other Sellers in connection with this Article IX. Purchaser shall not be entitled to recover more than once for the same Purchaser Loss.

(b)           Following the Closing and subject to the terms and conditions provided in this Article IX, Purchaser shall indemnify, defend and hold harmless the Other Sellers, Seller and their Affiliates and their respective officers, directors, employees, stockholders, assigns and successors (each, a “Seller Indemnified Party”) from and against, and shall compensate and reimburse each Seller Indemnified Party for, all Losses imposed upon or incurred by such Seller Indemnified Party (“Seller Losses”), with respect to (i) the failure of any representation or warranty of Purchaser set forth in this Agreement or in the certificate delivered pursuant to Section 7.3(a) to be true and correct, (ii) any breach of any covenant or agreement of Purchaser herein, or (iii) any of the Assumed Liabilities, it being understood that each Seller Loss shall be calculated net of any Tax Benefit realized by such Seller Indemnified Party, as set forth more fully in Section 9.3(c). The Other Sellers and Seller shall not be entitled to recover more than once for the same Seller Loss.

(c)           For purposes of the foregoing Sections 9.1(a)(i) and 9.1(b)(i), in determining the amount of any Purchaser Losses or Seller Losses, as the case may be, no effect shall be given to any qualification in the relevant representations and warranties as to materiality or Seller Material Adverse Effect (other than for purposes of clause (b) of Section 4.7, Section 4.8(i), Section 4.16(b) and the last sentence of Section 4.18, none of which shall be subject to this Section 9.1(c)); provided that full effect shall be given to all such qualifications for purposes of determining the existence of a breach of any representation or warranty.

(d)           Notwithstanding the foregoing, Purchaser Losses and Seller Losses shall not include, and in no event shall any Purchaser Loss or Seller Loss be recoverable under the terms of this Agreement to the extent it consists of, punitive, special or exemplary damages, except to the extent such punitive, special or exemplary damages are awarded against any Purchaser Indemnified Party or Seller Indemnified Party, as the case may be, in a third-party claim.

9.2           Certain Limitations.

(a)           Notwithstanding anything contained herein to the contrary, Seller Parent, Seller and Other Sellers shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Purchaser Losses under this Agreement pursuant to Section 9.1(a)(i) in excess of $24,000,000; provided, however, that such limitation shall not apply with respect to a breach of a representation or warranty made by Seller (its Subsidiaries or the Other Sellers) in Section 4.1, 4.2(a), 4.3, 4.5, 4.9 or 4.10. In addition, Seller Parent, Seller and the Other Sellers shall not be obligated to indemnify Purchaser Indemnified Parties for aggregate Purchaser Losses under this Agreement (including pursuant to Section 9.1(a)(ii), 9.1(a)(iii) or 6.13(e)) in excess of an amount equal to the Purchase Price.

(b)           Notwithstanding anything contained herein to the contrary, Seller Parent, Seller and the Other Sellers shall not be obligated to indemnify Purchaser Indemnified Parties under this Agreement pursuant to Section 9.1(a)(i),  (x) with respect to any individual Purchaser Loss or series of related Purchaser Losses of less than fifty thousand dollars ($50,000) (the “Minimum Amount”) and (y) unless and until the aggregate Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount) subject to such indemnification collectively exceed one percent (1.0%) of the Purchase Price (the “Threshold”), whereupon such indemnification shall be made by Seller only with respect to the amount of such Purchaser Losses (excluding individual Purchaser Losses or related Purchaser Losses less than the Minimum Amount) in excess of the Threshold; provided, however, that the Threshold shall not apply to any breach of a representation or warranty made by Seller in Sections 4.1, 4.2(a), 4.3, 4.5, 4.9 or 4.10.

(c)           The representations and warranties of the Seller Parties and Purchaser contained in Article IV and Article V, respectively, of this Agreement shall survive the Closing until September 15, 2007; provided that the representations and warranties set forth in Sections 4.1, 4.2(a), 4.3, 4.5, 4.9, 5.1, 5.2(a) and 5.5 shall survive indefinitely and the representations and warranties set forth in Section 4.10 shall survive until the expiration of the applicable statute of limitations. The covenants and agreements contained in this Agreement shall survive the Closing until the date or dates explicitly specified therein or, if not so specified, until the expiration of the applicable statute of limitations with respect to the matters contained therein.

(d)           The obligations to indemnify and hold harmless a Party pursuant to Sections 6.14(e), 9.1(a)(i), 9.1(a)(ii), 9.1(b)(i) or 9.1(b)(ii) shall terminate when the applicable representation, warranty or covenant terminates pursuant to Section 9.2(c); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Seller Indemnified Party or Purchaser Indemnified Party, as the case may be, to be indemnified (each, an “Indemnified Party”) shall have, before the expiration of the applicable survival period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.

9.3           Procedures for Third-Party Claims and Excluded Liabilities.

(a)           General Procedures. Promptly (but in no event later than ten (10) days) after the receipt by any Indemnified Party of a notice of any Proceeding by any third party that may be subject to indemnification under this Article IX, including any Proceeding relating to any Excluded Liability or Assumed Liability, such Indemnified Party shall give written notice of such Proceeding to the indemnifying Party hereunder (the “Indemnifying Party”), stating in reasonable detail the nature and basis of each claim made in the Proceeding and the amount thereof, to the extent known, along with copies of the relevant documents received by the Indemnified Party evidencing the Proceeding and the basis for indemnification sought. Failure of the Indemnified Party to give such notice shall not relieve the Indemnifying Party from liability on account of this indemnification, except if and only to the extent that the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Proceeding. The Indemnifying Party shall have the right to assume the defense of the Indemnified Party against the third party claim upon written notice to the Indemnified Party delivered within thirty (30) days after receipt of the particular notice from the Indemnified Party; provided, however, that the Indemnifying Party shall not have the right to assume the defense of the third party claim if it (x) seeks as a remedy the imposition of an equitable remedy that is binding upon Purchaser or the Business or (y) the amounts of Losses could be reasonably expected to exceed the amounts for which the Indemnifying Party is obligated to indemnify. So long as the Indemnifying Party has assumed the defense of the third party claim in accordance herewith and notified the Indemnified Party in writing thereof, (i) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the third party claim, it being understood that the Indemnifying Party shall pay all reasonable costs and expenses of counsel for the Indemnified Party after such time as the Indemnified Party has notified the Indemnifying Party of such third party claim and prior to such time as the Indemnifying Party has notified the Indemnified Party that it has assumed the defense of such third party claim, (ii) the Indemnified Party shall not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the third party claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) and (iii) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the third party claim (other than a judgment or settlement that is solely for money damages in an amount less than the remaining balance of the limitations on indemnity set forth in Section 9.2 and is accompanied by a release of all indemnifiable claims against the Indemnified Party) without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed). Whether or not the Indemnifying Party shall have assumed the defense, such Indemnifying Party shall not be obligated to indemnify and hold harmless the Indemnified Party hereunder for any settlement entered into without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, the provisions of this Section 9.3(a) shall not apply to any claim with respect to Taxes, which shall be governed solely by Section 6.14.

(b)           Equitable Remedies. In the case of any third party claims where the Indemnifying Party reasonably believes that it would be appropriate to settle such claim using equitable remedies (i.e., remedies involving the future activity and conduct of the Business), the Indemnifying Party and the Indemnified Party shall work together in good faith to agree to a settlement; provided, however, that no Party shall be under any obligation to agree to any such settlement.

(c)           Treatment of Indemnification Payments; Insurance Recoveries. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price. Any indemnity payment under this Agreement shall be decreased by any amounts actually recovered by the Indemnified Party under third party insurance policies with respect to such Loss (net of any premiums paid by such Indemnified Party under the relevant insurance policy), each Party agreeing (i) to use all reasonable efforts to recover all available insurance proceeds and (ii) to the extent that any indemnity payment under this Agreement has been paid by the Indemnifying Party to the Indemnified Party prior to the recovery by the Indemnified Party of such insurance proceeds, such amounts actually recovered by the Indemnified Party shall be promptly paid to the Indemnifying Party. If the amount of any Loss for which indemnification is provided under this Agreement (an “Indemnity Claim”) gives rise to a current deduction to the Indemnified Party making the claim, the indemnity payment shall be reduced by the amount of the Tax Benefit of such current deduction available to the Indemnified Party making the claim. “Tax Benefit” means, with respect to any indemnity payment, the excess, if any, of (i) the Indemnified Party’s pro forma tax Liability for the taxable year in which it accrues the indemnity payment, calculated on the basis of the facts and circumstances actually pertaining to the Indemnified Party, but assuming for purposes of this calculation that the Indemnified Party had not suffered the loss giving rise to the Indemnification Claim or accrued the indemnity payment, over (ii) the Indemnified Party’s Adjusted Actual Tax Liability for such taxable year in each case as calculated in good faith by the Indemnified Party. The “Adjusted Actual Tax Liability” is the actual Tax Liability of the Indemnified Party, taking into account the items excluded from the calculation in clause (i).

9.4           Certain Procedures.

(a)           The Indemnified Party shall notify the Indemnifying Party promptly of its discovery of any matter that may give rise to a claim for indemnification pursuant hereto. The Indemnified Party shall cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Subject to the provisions of Section 9.3, in connection with any actual or threatened claims by, or actual or threatened litigation or other disputes with, third parties relating to Assumed Liabilities or Excluded Liabilities, any such claims, litigation and disputes being referred to as “claims” for purposes of this Section 9.4, the Indemnified Party shall cooperate in the defense by the Indemnifying Party of such claim (and the Indemnified Party and the Indemnifying Party agree with respect to all such claims that a common interest privilege agreement exists between them), including, (i) permitting the Indemnifying Party to discuss the claim with such officers, employees, consultants and representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (ii) permitting the Indemnifying Party to have reasonable access to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the Indemnified Party at reasonable hours to review information and documentation relative to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers, contracts, commitments and other records of the Indemnified Party, (iii) providing to the Indemnifying Party copies of documents and samples of Printer Products as the Indemnifying Party reasonably requests in connection with defending such claim, (iv) permitting the Indemnifying Party to conduct privileged interviews and witness preparation of officers, employees and representatives of the Indemnified Party as the Indemnifying Party reasonably requests, (v) preserving all properties, books, records, papers, documents, plans, drawings, electronic mail and databases of the Business relating to matters relating to Excluded Liabilities (in the case of the Purchaser) and Assumed Liabilities (in the case of the Other Sellers) in accordance with such Party’s corporate documents retention policies, or longer to the extent reasonably requested by the other Party in connection with any actual or threatened action that would reasonably be expected to result in a claim for indemnification hereunder, (vi) promptly collecting documents and extracting information from documents for the Indemnifying Party’s review and use, as the Indemnifying Party reasonably requests, or allowing the Indemnifying Party’s representatives to do the same, (vii) notifying the Indemnifying Party promptly of receipt by the Indemnified Party of any subpoena or other third party request for documents or interviews and testimony, (viii) providing to the Indemnifying Party copies of any documents produced by the Indemnified Party in response to or compliance with any subpoena or other third party request for documents, and (ix) permitting the Indemnifying Party to conduct such other reasonable investigations and studies, and take such other actions, as are reasonably necessary in connection with the Indemnifying Party’s defense or investigation of such claim. In connection with any claims, except to the extent inconsistent with the Indemnified Party’s obligations under applicable Law and except to the extent that to do so would subject the Indemnified Party or its employees, agents or representatives to criminal or civil sanctions, (1) unless ordered by a court to do otherwise, the Indemnified Party shall not produce documents to a third party until the Indemnifying Party has been provided a reasonable opportunity to review, copy and assert privileges covering such documents, (2) the transfer to the Indemnified Party by the Indemnifying Party of documents covered by the Indemnifying Party’s attorney/client or work product privileges shall not constitute a waiver of such privileges, (3) unless otherwise ordered by a court, the Indemnified Party shall withhold from production to any third party any documents as to which the Indemnifying Party asserts a privilege, (4) the Indemnified Party shall defend in court any such privilege asserted by the Indemnifying Party and (5) the Indemnified Party shall permit the Indemnifying Party to prepare any employees of the Indemnified Party required or requested to testify or otherwise be deposed or interviewed in connection with any claim and to be present during any such testimony or interviews.

(b)           Notwithstanding anything in this Agreement or in any Local Asset Transfer Agreement to the contrary, Purchaser shall not make any claim for indemnification or otherwise in any circumstances whatsoever against any Other Seller other than by means of a claim against Seller as agent for such Subsidiary or Other Seller pursuant to the terms of this Agreement unless Seller fails to satisfy its obligations under this Article IX, and Purchaser shall indemnify Seller on its own behalf and as agent for the Other Sellers against any claim for indemnification made against the Other Seller contrary to this Section 9.4(b).

9.5           Remedies Exclusive.

Following the Closing, with the exception of remedies based on fraud or Section 6.14(e), the remedies set forth in this Article IX shall constitute the sole and exclusive remedy for money damages and shall be in lieu of any other remedies for money damages that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any Losses of any kind or nature incurred directly or indirectly resulting from or arising out of any of this Agreement, the Business, the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities (it being understood that nothing in this Section 9.5 or elsewhere in this Agreement shall affect the Parties’ rights to specific performance or other similar non-monetary equitable remedies with respect to the covenants referred to in this Agreement to be performed after the Closing). The Other Sellers, Seller Parent, Seller and Purchaser each hereby waive any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5.

ARTICLE X

TERMINATION

10.1         Termination Events.

Without prejudice to other remedies which may be available to the Parties by Law or this Agreement, this Agreement may be terminated and the transactions contemplated herein may be abandoned:

(a)           by mutual consent of the Parties;

(b)           after April 18, 2006 (the “Outer Date”), by any Party by notice to the other Party if the Closing shall not have been consummated on or prior to the Outer Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure or whose Affiliate’s failure to perform in all  material respects any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)           by any Party by notice to the other Party, if (i) a final, non-appealable order, decree or ruling enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement to occur on the Closing Date has been issued by any federal or state court in the United States having jurisdiction (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) or any U.S. federal or state Law has been enacted that would make the consummation of the transactions contemplated by this Agreement to occur on the Closing Date illegal.

10.2         Effect of Termination.

In the event of any termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become wholly void and of no further force and effect, all further obligations of the parties under this Agreement shall terminate and there shall be no liability on the part of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party (or such other persons or entities), except that the provisions of Sections 6.2(b), 6.4 and Article XI of this Agreement shall remain in full force and effect and the Parties shall remain bound by and continue to be subject to the provisions thereof. Notwithstanding the foregoing, the provisions of this Section 10.2 shall not relieve either party of any liability for willful breach of this Agreement.

ARTICLE XI

MISCELLANEOUS AGREEMENTS OF THE PARTIES

11.1         Dispute Resolution.

Except as otherwise set forth herein, resolution of any and all disputes arising from or in connection with this Agreement, whether based on contract, tort, or otherwise (collectively, “Disputes”), shall be exclusively governed by and settled in accordance with the provisions of this Section 11.1.

(a)           Negotiation. The Parties shall make a good faith attempt to resolve any Dispute arising out of or relating to this Agreement through negotiation. Within 30 days after notice of a Dispute is given by either Party to the other Party, each Party shall select a first tier negotiating team comprised of director or general manager level employees of such Party and shall meet and make a good faith attempt to resolve such Dispute and shall continue to negotiate in good faith in an effort to resolve the Dispute or renegotiate the applicable Section or provision without the necessity of any formal proceedings. If the first tier negotiating teams are unable to agree within

30 days of their first meeting, then each Party shall select a second tier negotiating team comprised of vice president level employees of such Party and shall meet within 30 days after the end of the first 30 day negotiating period to attempt to resolve the matter. During the course of negotiations under this Section 11.1, all reasonable requests made by one Party to the other for information, including requests for copies of relevant documents, will be honored. The specific format for such negotiations will be left to the discretion of the designated negotiating teams but may include the preparation of agreed upon statements of fact or written statements of position furnished to the other Party. All negotiations between the Parties pursuant to this Section 11.1(a) shall be treated as compromise and settlement negotiations. Nothing said or disclosed, nor any document produced, in the course of such negotiations that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future litigation.

(b)           Failure to Resolve Disputes. In the event that any Dispute arising out of or related to this Agreement is not settled by the Parties within 15 days after the first meeting of the second tier negotiating teams under Section 11.1(a), the Parties may seek any remedies to which they may be entitled in accordance with the terms of this Agreement.

(c)           Proceedings. Nothing herein, however, shall prohibit either Party from initiating litigation or other judicial or administrative proceedings if such Party would be substantially harmed by a failure to act during the time that such good faith efforts are being made to resolve the Dispute through negotiation. In the event that litigation is commenced under this Section 11.1(c), the Parties agree to continue to attempt to resolve any Dispute according to the terms of Section 11.1(a) during the course of such litigation proceedings under this Section 11.1(c).

(d)           Pay and Dispute. Except as provided herein, in the event of any dispute regarding payment of a third-party invoice (subject to standard verification of receipt of products or services), the Party named in a third party’s invoice must make timely payment to such third party, even if the Party named in the invoice desires to pursue the dispute resolution procedures outlined in this Section 11.1. If the Party that paid the invoice is found pursuant to this Section 11.1 to not be responsible for such payment, such paying Party shall be entitled to reimbursement, with interest accrued at an annual rate of the Prime Rate, from the Party found responsible for such payment.

11.2         Notices.

All communications provided for hereunder shall be in writing and shall be deemed to be given when delivered in person, upon receipt by the sender of answer-back confirmation when telefaxed, or on the next Business Day when sent by overnight courier, and

If to Purchaser:

Marvell International Technology Ltd.

c/o Marvell Semiconductor, Inc.

5488 Marvell Lane, MS- 5.2.589

Santa Clara, CA 95054

Attention: Vice President and General Counsel

Fax:  (408) 222-9177

with a copy to:                      Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street

San Francisco, CA  94105

Attention:      Nathaniel M. Cartmell III, Esq.

Stanton D. Wong, Esq.

Fax:  (415) 983-1200

If to Seller Parent or the Other Sellers:

Avago Technologies Limited

c/o Avago Technologies US Inc.

350 West Trimble Road

Building 90

San Jose, CA 95131

Attention:  Rex S. Jackson, Esq.

Fax:  (408) 435-6050

with a copy to:                      Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA  94025

Attention: Peter F. Kerman, Esq.

   Christopher Kaufman, Esq.

Fax:  (650) 463-2600

or to such other address as any such Party shall designate by written notice to the other Party.

11.3         Bulk Transfers.

Purchaser waives compliance with the provisions of all applicable Laws relating to bulk transfers in connection with the transfer of the Purchased Assets.

11.4         Severability.

If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement and the application of such provision to other persons or circumstances other than those which it is determined  to be illegal, void or unenforceable, shall not be impaired or otherwise affected and shall remain in full force and effect to the fullest extent permitted by applicable Law, and the Other Sellers, Seller and Purchaser shall negotiate in good faith to replace such illegal, void or unenforceable provision with a provision that corresponds as closely as possible to the intentions of the Parties as expressed by such illegal, void or unenforceable provision.

11.5         Purchaser Parent Guarantee.

Purchaser Parent does hereby irrevocably and unconditionally guarantee the performance by Purchaser of each and every obligation of Purchaser under this Agreement, including the obligation to make all payments which become due from Purchaser hereunder. In addition, Purchaser Parent shall be responsible for the accuracy of each and every representation and warranty made by Purchaser under this Agreement. The guaranty set forth in this Section 11.5 shall in all respects be a continuing, absolute and unconditional guaranty, and shall remain in full force until all guaranteed obligations are performed in full. Notwithstanding the foregoing, Purchaser Parent shall be entitled to assert any defenses to payment or performance that would be available to Purchaser in any action commenced by any Seller Party to enforce the foregoing guaranty

11.6         Further Assurances; Further Cooperation.

Subject to the terms and conditions hereof (including Section 6.3), each of the Parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided that all such actions are in accordance with applicable Law. From time to time, whether at or after the Closing, the Seller Parties (as appropriate) will execute and deliver such further instruments of conveyance, transfer and assignment and take such other action, at Purchaser’s sole expense, as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights or the Purchased Seller Subsidiaries, including documentation necessary to permit Purchaser to record the transfer of the Transferred Business Intellectual Property with the United States Patent and Trademark Office, and Purchaser will execute and deliver such further instruments and take such other action, at the Seller Parties’ sole expense, as the Seller Parties may reasonably require to more effectively assume the Assumed Liabilities.

11.7         Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 11.7.

11.8         Expenses.

Except as otherwise expressly provided herein, whether or not the Closing occurs, the Parties shall each pay their respective expenses (such as legal, investment banker and accounting fees) incurred in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

11.9         Assignment.

This Agreement shall not be assigned by either Party without the prior written consent of the other Party, and any attempted assignment, without such consent, shall be null and void; provided, however, Purchaser may assign any or all of its rights and obligations under this Agreement to any wholly-owned (other than director qualifying shares) direct or indirect Subsidiary of Purchaser (provided that no such assignment shall release Purchaser from any obligation under this Agreement) or to a lender of Purchaser as collateral for bona fide indebtedness for money borrowed or in connection with a merger, consolidation, conversion or sale of assets of Purchaser. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and permitted assigns.

11.10       Amendment; Waiver.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by both Parties. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, or a failure or delay by any Party in exercising any power, right or privilege under this Agreement shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

11.11       Specific Performance.

The Parties agree that irreparable damage would occur if any provision of this Agreement was not performed in accordance with the terms hereof and thereof and that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity. The rights and remedies of the Parties shall be cumulative (and not alternative).

11.12       Third Parties.

This Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party nor create or establish any third party beneficiary hereto (including with respect to any Business Employee) other than the provisions of Article IX hereof with respect to indemnification.

11.13       Governing Law.

This Agreement and all claims arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of California, without regard to any conflicts of law principles that would result in the application of any law other than the law of the State of California.

11.14       Consent to Jurisdiction; Waiver of Jury Trial.

Each Party irrevocably submits to the exclusive jurisdiction of the United States District Court located in Santa Clara County, California, or if such court does not have jurisdiction, the superior courts of the State of California located in Santa Clara County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the Parties, further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 11.2 shall be effective service of process for any action, suit or proceeding in California with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the Parties, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding set forth above arising out of this Agreement or the transactions contemplated hereby, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Parties hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby and for any counterclaim with respect thereto.

11.15       Disclosure Letter.

Disclosures included in the Disclosure Letter shall be considered to be made for purposes of all other sections to the Disclosure Letter to the extent that the relevance of any disclosure to any such other section of the Disclosure Letter is reasonably apparent. Inclusion of any matter or item in the Disclosure Letter does not imply that such matter or item would, under the provisions of this Agreement, have to be included in the Disclosure Letter or that such matter or item is otherwise material.

11.16       Entire Agreement.

The Confidentiality Agreement, the Transaction Documents, Annex A, the Disclosure Letter and the Exhibits hereto and any other agreements between Purchaser and the Seller Parties entered into on the date hereof set forth the entire understanding of the Parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the Parties or their respective Subsidiaries other than those set forth or referred to herein or therein. In the event of any inconsistency between the provisions of this Agreement and any other Transaction Document, the provisions of this Agreement shall prevail.

11.17       Time is of the Essence.

Time is of the essence with respect to the performance of this Agreement.

11.18       Section Headings; Table of Contents.

The section headings contained in this Agreement and the Table of Contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties have caused this Purchase and Sale Agreement to be duly executed as of the date first above written.

AVAGO TECHNOLOGIES LIMITED

By:	/s/ Kenneth Y. Hao
Name: Kenneth Y. Hao
Title: Director

AVAGO TECHNOLOGIES IMAGING HOLDING (LABUAN) CORPORATION

By:	/s/ Kenneth Y. Hao
Name: Kenneth Y. Hao
Title: Director

[SIGNATURE PAGE OF SELLER PARENT AND SELLER TO THE PURCHASE AND SALE AGREEMENT – PURCHASER’S SIGNATURE PAGE FOLLOWS]

MARVELL TECHNOLOGY GROUP LTD.

By:	/s/ George Hervey
Name: George Hervey
Title: VP & CFO

MARVELL INTERNATIONAL TECHNOLOGY LTD.

By:	/s/ Carol Feathers
Name: Carol Feathers
Title:

[SIGNATURE PAGE OF PURCHASER PARENT AND PURCHASER TO
PURCHASE AND SALE AGREEMENT]

ANNEX A

“Adjusted Actual Tax Liability” shall have the meaning set forth in Section 9.3(c).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have meanings correlative to the foregoing.

“Angel” shall mean Agilent Technologies, Inc., a Delaware corporation.

“Angel Plans” shall mean each employee benefit plan in which the Business Employees participated, as an employee of Angel or its Subsidiaries, immediately prior to the close of the Semiconductor Business Purchase Agreement.

“Agreement” shall have the meaning set forth in the Recitals to the Agreement.

“Allocation Schedule” shall have the meaning set forth in Section 3.3.

“Ancillary Agreements” shall have the meaning as set forth in Section 2.3.

“Antitrust Regulations” shall have the meaning set forth in Section 4.2(b).

“Applicable Revenues” shall have the meaning set forth in Section 3.3(a)(i).

“Applicable Revenues Statement” shall have the meaning set forth in Section 3.3(d)(i).

“Assigned Leases” shall have the meaning set forth in Section 4.5(b).

“Assigned Real Property” shall have the meaning set forth in Section 4.5(b).

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.3(a).

“Assignment Consent” shall have the meaning set forth in Section 6.3(a).

“Assumed Liabilities” shall have the meaning set forth in Section 2.2(a).

“Audited Semiconductor Business Financial Statements” shall mean the audited combined balance sheets of the Semiconductor Products Business of Angel for the fiscal years ended October 31, 2005 and October 31, 2004 and the related audited combined statements of operations, of invested equity and of cash flows for each of the three years in the period ended October 31, 2005.

“Automatic Transferred Employees” shall mean those Business Employees where local employment Laws, including but not limited to the Transfer Regulations, provide for an automatic transfer of employees upon the transfer of a business as a going concern and such transfer occurs by operation of Law.

“Base Inventory” shall means Thirteen Million Seven Hundred Thousand U.S. Dollars ($13,700,000).

“Bill of Sale” shall have the meaning set forth in Section 2.3(a).

“Boise Lease” shall have the meaning set forth in Section 4.5(c).

“Books and Records” shall have the meaning set forth in Section 6.5(d).

“Business” means the business of the design, development, research, manufacture, supply, distribution, sale, support and maintenance of Printer Products.

“Business Competitor” shall have the meaning set forth in Section 6.9.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are permitted or required by Law to close.

“Business Employee” shall mean (i) the employees of Seller Parent, the Other Sellers, Seller, Angel and their Subsidiaries set forth in Section A of the Disclosure Letter, including (A) any such employees on temporary leave for purposes of jury or annual two-week national service/military duty, employees on vacation and employees on a regularly scheduled day off from work and (B) any such employees who on the Closing Date are on maternity or paternity leave, education leave, military leave with veteran’s re-employment rights under federal Law, leave under the Family Medical Leave Act of 1993 or equivalent provisions in other jurisdictions, approved personal leave, short-term disability leave or medical leave but, unless otherwise required under local employment Laws, excluding any such employees on long-term disability or whose employment with Seller Parent and its Subsidiaries has terminated prior to the Closing, (ii) each additional employee of the Other Sellers, Seller, Seller Parent and their Subsidiaries hired by the Business between the date hereof and the Closing Date in the ordinary course of business or hired by the Other Sellers, Seller, Seller Parent, Angel and their Subsidiaries in the ordinary course of business to replace employees identified in Section A of the Disclosure Letter who have terminated employment or taken leave between the date hereof and the Closing Date and (iii) each other employee of the Other Sellers, Seller, Seller Parent and their Subsidiaries that Seller and Purchaser have mutually agreed to prior to the Closing Date or whose transfer to Purchaser and its Subsidiaries is required under local Law.

“Business Environmental Liabilities” means any liability, obligation, judgment, penalty, fine, cost or expense, of any kind or nature, or the duty to indemnify, defend or reimburse any Person with respect to: (i) the presence at any time of any Hazardous Materials as of, prior to or following the Closing Date in the soil, groundwater, surface water, air or building materials of the Assigned Real Property (“Business Contamination”); (ii) the migration at any time as of, prior to or after the Closing Date of Business Contamination to any other real property, or the soil, groundwater, surface water, air or building materials thereof; (iii) any Hazardous Materials Activity conducted on the Assigned Real Property at any time as of, prior to or following the Closing Date (“Business Hazardous Materials Activities”); (iv) the exposure of any person to

Hazardous Materials in the course of or as a consequence of any Business Hazardous Materials Activities or to Business Contamination, without regard to whether any health effect of the exposure has been manifested as of the Closing Date; (v) the violation of any Environmental Laws to the extent (but only to the extent) arising out of or relating to the Business or the Purchased Assets or in connection with any Business Hazardous Materials Activities; and (vi) any actions or proceedings brought or threatened by any third party with respect to any of the foregoing.

“Business Financial Statements” shall have the meaning set forth in Section 4.16(a).

“Business Intellectual Property Licenses” shall mean any agreement under which (i) a third party has licensed any Business Intellectual Property Rights to a Seller Party or General IP that is used exclusively in the Business, or (ii) a Seller Party or General IP has licensed any Business Intellectual Property Rights to any third party, other than Customer Contracts and Supplier Contracts.

“Business Intellectual Property Rights” means Intellectual Property Rights in and to Business Technology and Intellectual Property Rights owned or used in the Business.

“Business Technology” means any Technology that is used in the conduct of the Business as of the Closing.

“CAD Licenses” shall have the meaning set forth in Section 2.3(a).

“CAD Licensor” shall have the meaning set forth in Section 6.18(a).

“China Lease” shall have the meaning set forth in Section 4.5(b).

“Closing” shall have the meaning set forth in Section 8.1.

“Closing Date” shall have the meaning set forth in Section 8.1.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Business” shall have the meaning set forth in Section 6.9.

“Confidential Information” shall have the meaning set forth in Section 6.2(b).

“Confidentiality Agreement” shall mean that certain letter agreement dated January 30, 2006 by and between Seller Parent and Purchaser Parent.

“Contract” means any written or oral commitment, contract, subcontract, license, sublicense, lease, understanding, instrument, indenture, note or legally binding commitment or undertaking of any nature.

“Corvallis Lease” shall have the meaning set forth in Section 4.5(b).

“Current Employment Terms” shall have the meaning set forth in Section 6.6(a)(ii).

“Customer Contract” means any Contract between any of the Seller Parties or any of their Subsidiaries on the one hand and a customer, distributor or dealer of Seller or any of its Subsidiaries on the other hand for the purchase, sale, distribution, marketing, servicing, support or manufacturing (or similar matters) of Printer Products.

“Designated Employees” shall have the meaning set forth in Section 6.6(k).

“Disclosure Letter” shall have the meaning set forth in the first sentence of Article IV.

“Disputes” shall have the meaning set forth in Section 11.1.

“DOJ” shall have the meaning set forth in Section 6.3(c).

“Dollars” or “$”, when used in this Agreement or any other Transaction Document, shall mean United States dollars unless otherwise stated.

“Earnout Arbitrator” shall have the meaning set forth in Section 3.3(d)(iv).

“Earnout Discussion Period” shall have the meaning set forth in Section 3.3(d)(iv).

“Earnout Proposed Adjustment Notice” shall have the meaning set forth in Section 3.3(d)(iii).

“Earnout Review Period” shall have the meaning set forth in Section 3.3(d)(ii).

“Effective Time” shall have the meaning set forth in Section 8.1.

“Environmental Claim” shall mean any written claim, proceeding, suit, complaint, or notice of violation alleging violation of, or liability under, any Environmental Laws.

“Environmental Laws” shall mean any applicable foreign, federal, state or local Laws, statutes, regulations, codes, ordinances, permits, decrees, orders or common law relating to, or imposing standards regarding the protection or clean-up of the environment, any Hazardous Material Activity, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, or the exposure of any individual to Hazardous Materials, including without limitation protection of health and safety of employees. Environmental Laws shall include, without limitation, the Federal Insecticide, Fungicide Rodenticide Act, Resource Conservation & Recovery Act, Clean Water Act, Safe Drinking Water Act, Atomic Energy Act, Occupational Safety and Health Act, Toxic Substance Control Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Hazardous Materials Transportation Act and all analogous or related foreign, federal state or local law, each as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 4.11(f).

“Estimated Inventory” shall have the meaning set forth in Section 3.2(b).

“Excluded Assets” shall mean the assets of Seller and its Subsidiaries other than the Purchased Assets and the Purchased Seller Subsidiaries, including those assets identified on Exhibit F.

“Excluded Liabilities” shall have the meaning set forth in Section 2.2(b).

“Filing Party” shall have the meaning set forth in Section 6.14(a)(ii).

“Final Closing Statement of Inventory” shall have the meaning set forth in Section 3.2(d).

“Final Inventory” shall have the meaning set forth in Section 3.2(c).

“FTC” shall have the meaning set forth in Section 6.3(c).

“FY2006” shall have the meaning set forth in Section 3.3(a)(ii).

“FY2007” shall have the meaning set forth in Section 3.3(a)(ii).

“GAAP” means United States generally accepted accounting principles as in effect from time to time applied consistently with the principles used in preparing the Audited Semiconductor Business Financial Statements.

“Governmental Authority” shall have the meaning set forth in Section 4.4.

“Hazardous Materials” shall mean any infectious, carcinogenic, radioactive, toxic or hazardous chemical or chemical compound, or any pollutant, contaminant or hazardous substance, material or waste, in each case, whether solid, liquid or gas, including, without limitation, petroleum, petroleum products, by-products or derivatives and asbestos and any other substance, material or waste that is subject to regulation, control or remediation under any Environmental Law.

“Hazardous Materials Activity” means the transportation, transfer, recycling, storage, use, disposal, arranging for disposal, treatment, manufacture, removal, remediation, release, exposure of others to, sale, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with Ozone depleting substances, including, without limitation, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any product take-back or product content requirements.

“HSR Act” shall have the meaning set forth in Section 6.3(b).

“Indebtedness” means (i) all outstanding obligations for senior debt and subordinated debt and any other outstanding obligation for borrowed money, including that evidenced by notes, bonds, debentures or other instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (ii) any outstanding obligations under capital leases and purchase money obligations (other than as included in Accounts Payable), (iii) any amounts owed with respect to drawn letters of credit and

(iv) any outstanding guarantees of obligations of the type described in clauses (i) through (iii) above.

“Indemnified Party” shall mean a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

“Indemnity Claim” shall have the meaning set forth in Section 9.3(c).

“India Lease” shall have the meaning set forth in Section 4.5(b).

“Industry-Wide Plan” means any scheme, plan, fund or arrangement, which provides Retirement Benefits to or in respect of Automatic Transfer Employees in which employers may participate even if they are not within the same corporate group as the other participating employers.

“Intellectual Property License Agreement” shall have the meaning set forth in Section 6.11.

“Intellectual Property Rights” means the rights associated with the following:  (a) United States and foreign patents and applications therefor (including any continuations, continuations in part, divisionals, reissues, renewals, extensions or modifications for any of the foregoing) (“Patents”); (b) trade secret rights and all other rights in or to confidential business or technical information (“Trade Secrets”); (c) copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (“Copyrights”); (d) trademarks, trade names, service marks, service names, trade dress rights and similar designation of origin and rights therein, and all goodwill symbolized thereby and associated therewith (“Trademarks”); (e) Uniform Resource Locators, Web site addresses and domain names (“Internet Properties”); (f) industrial design rights and any registrations and applications therefore (“Industrial Designs”); (g) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration thereof (“Database Rights”); (h) mask works, and mask work registrations and applications therefor (“Mask Works”); and (i) any similar, corresponding or equivalent rights to any of the foregoing any where in the world. Intellectual Property Rights specifically excludes contractual rights (including license grants) and also excludes the tangible embodiment of any of the foregoing.

“Inventory” shall have the meaning set forth in Section 3.2(c).

“Inventory Arbitrator” shall have the meaning set forth in Section 3.2(g).

“Inventory Deficiency Amount” shall have the meaning set forth in Section 3.2(c).

“Inventory Discussion Period” shall have the meaning set forth in Section 3.2(g).

“Inventory Excess Amount” shall have the meaning set forth in Section 3.2(c).

“Inventory Proposed Adjustment Notice” shall have the meaning set forth in Section 3.2(f).

“Inventory Review Period” shall have the meaning set forth in Section 3.2(e).

“IPC” shall have the meaning set forth in the Recitals to the Agreement.

“IPC Capital Stock” shall have the meaning set forth in the Recitals to the Agreement.

“IRS” shall mean the United States Internal Revenue Service.

“IT Infrastructure” means all IT systems; network or telecommunications equipment and software; desktop computer software; accounting, finance and database software; general software development and control systems; and tools, environments and other general IT functionality used in the operation of both the Retained Business and the Business but excluding Transferred IT Infrastructure. For the avoidance of doubt, “IT Infrastructure” does not include any data or other information with respect to the Business contained in such software, systems, tools, or environments.

“Joinder” shall mean a joinder agreement substantially in form of Exhibit I.

To “the knowledge of” a Party shall mean, with respect to Seller, actual knowledge of Richard Chang, Adam Clammer, Ken Hao, Tony Ling, James Stewart, Kathy Breidenbach, Floyd Anderson and Rex Jackson, and with respect to Purchaser, the actual knowledge of George Hervey and Matthew Gloss.

“Landlord” shall mean a landlord, sublandlord, licensor or other party granting the right to use or occupy real property.

“Landlord Consent” shall have the meaning set forth in Section 2.6(a).

“Law” means any law, treaty, statute, ordinance, rule, principle of common law or equity, code or regulation of a Governmental Authority or judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other Governmental Authority.

“Lease” shall mean a lease, sublease, license or other agreement permitting the use or occupancy of real property, including any amendments, modifications, supplements, renewals, extensions and guaranties related thereto.

“Liabilities” shall have the meaning set forth in Section 2.2(a).

“Licensed Business Intellectual Property Rights” means Business Intellectual Property Rights which as of the Closing Date are owned by Seller or any Subsidiary, or to which Seller or any Subsidiary has the right to grant licenses to Purchaser of the scope granted in the Intellectual Property License Agreement without the payment of royalties or other consideration to third parties, in each case other than Transferred Business Intellectual Property Rights.

“Licensed Business Technology” means Business Technology that as of the Closing Date is owned by Seller or any Affiliate, or to which Seller or any Affiliate has the right to grant licenses to Purchaser of the scope granted in the Intellectual Property License Agreement without the payment of royalties or other consideration to third parties, in each case other than Transferred Business Technology.

“Liens” shall mean any mortgage, easement, lease, sublease, right of way, trust or title retention agreement, pledge, lien (including any lien for unpaid Taxes), charge, security interest, option or any restriction or other encumbrance of any kind.

“Local Asset Transfer Agreement” shall have the meaning set forth in Section 2.3.

“Losses” means any and all losses, damages, liabilities, costs (including reasonable out-of-pocket costs of investigation) and expenses, including interest, penalties, settlement costs, judgments, awards, fines, costs of mitigation, losses in connection with any Environmental Law (including any clean-up or remedial action), court costs and fees (including reasonable attorneys’ fees and expenses).

“Master Separation Agreement” shall have the meaning set forth in Section 6.8(a).

“Minimum Amount” shall have the meaning set forth in Section 9.2(b).

“NDAs” shall have the meaning set forth in Section 6.19.

“Non-U.S. Angel Plans” means employee benefit plan in which the non-U.S Employees participated, as an employee of Angel or its Subsidiaries, immediately prior to the close of the Semiconductor Business Purchase Agreement.

“Non-U.S. Benefit Plans” means each plan, scheme, fund or arrangement of Seller and its Subsidiaries within the Business operated outside the United States which provides Retirement Benefits to or in respect of Non-U.S. Employees, including any such plan, scheme, fund or arrangement which has not been disclosed to Purchaser, but not including any mandatory government or social security pension arrangements, or any other plans, funds or arrangements operated entirely within the United States or primarily for the benefit of employees of Seller and its Subsidiaries who are not Non-U.S. Employees.

“Non-U.S. Employees” means each Business Employee employed other than in the United States by Seller or any of its Subsidiaries, other than any employees considered to be U.S. expatriates by Seller.

“Non-U.S. Former Employees” shall have the meaning set forth in Section 6.7.

“Notification” shall have the meaning set forth in Section 6.14(d).

“ordinary course of business” means in the ordinary course of the operation of the Business, consistent with past practices of the Business.

“Other Sellers” shall have the meaning set forth in the Preamble.

“Outer Date” shall have the meaning set forth in Section 10.1(b).

“Party” and “Parties” shall have the respective meanings set forth in the Recitals to this Agreement.

“Parent” shall have the meaning set forth in the Recitals.

“Permits” shall have the meaning set forth in Section 4.13.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, either (A) not delinquent or (B) being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business, (iii) protective filings related to operating leases with third parties entered into in the ordinary course of business, (iv) Liens that do not materially affect the ownership or use of the underlying Purchased Asset or Purchased Seller Subsidiaries for the purpose it is being utilized for by Seller or its Subsidiaries on the Closing Date, and (v) for purposes of Sections 4.5 and 6.8, Liens which would not, take together with all other Liens described in clauses (i) through (iv) above, reasonably be expected to have a Seller Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, incorporated organization, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934).

“Preparing Party” shall have the meaning set forth in Section 6.14(a).

“Prime Rate” shall mean the rate of interest as announced from time to time by JPMorgan Chase at its principal office in New York City as its prime lending rate, the Prime Rate to change when and if such prime lending rate changes.

“Printer Products” means digital CMOS application specific integrated circuits (“ASICs”) and systems on chips (“SOCs”) specifically designed for image processing associated with inkjet and laser jet printer systems. For each of the above, “Printer Products” includes the board level designs for, and the software and firmware incorporated with, such Printer Products. “Printer Products” do not include ASICs or SOCs for analog signal processing, optoelectronic functionality, motion control or navigation purposes or other electronic components for driving motors, or pens and toner cartridges.

“Proceeding” means any claim, action, arbitration, audit, hearing, inquiry, examination, proceeding, investigation, litigation or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Purchased Assets” shall mean the assets set forth in Exhibit H and all of the goodwill associated therewith.

“Purchased Seller Subsidiaries” shall have the meaning set forth in the Recitals to the Agreement.

“Purchased Subsidiary Interests” shall have the meaning set forth in the Recitals to the Agreement.

“Purchaser” shall have the meaning set forth in the Recitals to the Agreement.

“Purchaser Disclosure Letter” shall have the meaning set forth in ARTICLE V.

“Purchaser Indemnified Party” shall have the meaning set forth in Section 9.1(a).

“Purchaser Losses” shall have the meaning set forth in Section 9.1(a).

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and any documents delivered or entered into in connection herewith.

“Purchaser Parent” shall have the meaning set forth in the Recitals.

“Purchaser Plans” shall have the meaning set forth in Section 6.6(a)(v).

“Purchaser’s 401(k) Plan” shall have the meaning set forth in Section 6.6(e).

“Release” shall be defined as that term is defined in 42 U.S.C. § 9601 (22).

“Restructuring” shall mean the formation of any Subsidiaries or Affiliates of Seller Parent and the transfer, assignment, conveyance of assets and rights from Seller Parent or Seller to such Affiliates and the assumption of Liabilities by such Affiliates from Seller Parent or Seller.

“Retained Business” means the design, manufacture and sale of semi-conductor products by Seller and its Affiliates other than the Business.

“Retirement Benefits” means any pension, lump sum, gratuity or similar benefit provided or to be provided on or after retirement (including early retirement), death or disability in respect of an Employee’s employment, but excluding benefits provided under an arrangement, the sole purpose of which is to provide benefits on the accidental injury or death of an Automatic Transfer Employee.

“SEC” shall have the meaning set forth in Section 4.2(b).

“Section 6.7(f) Obligations” shall have the meaning set forth in Section 6.7(f).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning set forth in the Recitals to this Agreement.

“Seller Corporate Policies” shall have the meaning set forth in Section 6.13.

“Seller Facility” shall have the meaning set forth in Section 2.3(b).

“Seller Fiscal Years” shall have the meaning set forth in Section 3.3(a)(ii).

“Seller Indemnified Party” shall have the meaning set forth in Section 9.1(a).

“Seller Losses” shall have the meaning set forth in Section 9.1(a).

“Seller Material Adverse Effect” means any change, circumstance, event or effect that is materially adverse to the Purchased Assets or to the business, operations, financial condition or results of operations of the Business, in each case taken as a whole, provided that none of the following shall be deemed, either alone, or in combination, to constitute a Seller Material Adverse Effect:  any change, circumstance, event  or effect resulting from or arising out of (a) the public announcement of the entering into of this Agreement or the other Transaction Documents or the pendency of the transactions contemplated hereby or thereby, (b) except for the transactions contemplated by Sections 2.1, 2.2 and 2.3, the performance by Seller or any Other Seller of its obligations under this Agreement or the other Transaction Documents, (c) general economic conditions, including prevailing interest rates, (d) general conditions in the industry in which the Business is conducted, (e) any change related to the Excluded Assets that does not materially adversely affect the Business, the Purchased Assets, the Transferred Business Intellectual Property, the Transferred Business Intellectual Property Rights or the Purchased Seller Subsidiaries, (f) any change in the relationship between any of the Seller Parties and The Hewlett-Packard Company (including (i) any decision by The Hewlett-Packard Company to refuse to give any Consent under any Transferred Contract in connection with the transactions contemplated by this Agreement or any of the Transaction Documents or to assert any infringement claims against the Seller Parties or Purchaser as a result of the transfer of the Business pursuant to this Agreement, or (ii) any indication by The Hewlett-Packard Company of its intention to terminate or otherwise materially adversely change its relationship with the Business), (g) any natural disaster or any act of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof unless, in the case of the foregoing clauses (c),(d) and (g), such changes, circumstances, events or effects referred to therein materially disproportionately impact the Business relative to the industry in which the Business competes as a whole; provided that in determining whether a Seller Material Adverse Effect has occurred with respect to changes, circumstances, events or effects resulting from or arising out of one or more Contracts, it shall be taken into consideration whether such alternatives or replacements to such Contracts are commercially available on comparable terms without disruption to the Business.

“Seller Parent” shall have the meaning set forth in the Recitals to this Agreement.

“Seller Parties” shall mean Seller Parent, Seller and all Affiliates of Seller Parent and Seller that own, lease, license or hold any Purchased Assets, Transferred Business Intellectual Property and Transferred Business Intellectual Property Rights, or operates any portion of the Business.

“Seller Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)),

and each severance, change in control, retention or employment plan, program or agreement, and vacation, incentive, bonus, stock option, stock purchase, and restricted stock plan, program or policy under which any employee or former employee of the Business has any present or future right to benefits and under which Seller Parent, Seller or any of their ERISA Affiliates has had or has any present or future liability.

“Semiconductor Business Purchase Agreement” shall have the meaning set forth in Section 6.9(a).

“Statement of Operating Revenue and Expenses” shall have the meaning set forth in Section 4.16(a).

“Statement of Purchased Net Assets” shall have the meaning set forth in Section 4.16.

“Straddle Period” shall have the meaning set forth in Section 6.14(b)(iii).

“Sublease” shall have the meaning set forth in Section 4.5(b).

“Subleased Real Property” shall have the meaning set forth in Section 4.5(b).

“Subsidiary” or “Subsidiaries” of Purchaser, Seller or any other Person means any corporation, partnership or other legal entity of which Purchaser, Seller or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Supplier Contract” means any Contract between the Seller Parties or any of their Subsidiaries on the one hand and a supplier of Seller Parties or any of their Subsidiaries on the other hand for the purchase or sale of components, subsystems, complete systems or other materials used in the manufacture of the Printer Products or to the extent relating to the Business, and agreements or arrangements with regard to purchase or return of inventory of such components, subsystems, complete systems, materials or Printer Products.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, GST, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

“Tax Benefit” shall have the meaning set forth in Section 9.3(c).

“Tax Claim” shall have the meaning set forth in Section 6.14(d).

“Tax Return” shall mean any return, declaration, report, election, disclosure, form, estimated return and information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” means tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, routines, formulae, software, databases, lab notebooks, specifications, development and lab equipment, processes, prototypes, know-how and devices. “Technology” does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Threshold” shall have the meaning set forth in Section 9.2(b).

“Trademark License Agreement” shall mean a license agreement substantially in the form of Exhibit G.

“Transaction Documents” shall have the meaning set forth in Section 4.2(a).

“Transfer Regulations” means the Council Directive 77/187/EEC of 14 February 1977 on the approximation of the laws of the Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (and its amendments) (collectively referred to as “Acquired Rights Directive”) and the legislation and regulations of any EU Member State implementing such Acquired Rights Directive.

“Transfer Taxes” shall have the meaning set forth in Section 6.14(a)(i).

“Transferred Business Intellectual Property” means (i) the Patents listed on Schedule 1 hereto with such changes as may be further agreed to in writing prior to the Closing Date, the Trademarks listed on Schedule 2 hereto, and the Internet Properties listed on Schedule 3 hereto, and (ii) those Trade Secrets, Copyrights, Industrial Designs, Database Rights and Mask Works incorporated in the Transferred Business Technology that are owned by the Seller Parties as of the Closing Date.

“Transferred Business Intellectual Property Assignment” shall have the meaning set forth on Exhibit F.

“Transferred Business Intellectual Property Rights” means all rights relating to the Transferred Business Intellectual Property and all Intellectual Property Rights (other than Patents, Trademarks and Internet Properties) incorporated in the Transferred Business Technology and in the tangible embodiments thereof.

“Transferred Business Technology” means the Business Technology pertaining exclusively to the Business.

“Transferred Contracts” shall mean the Contracts described on Exhibit H.

“Transferred Employees” shall have the meaning set forth in Section 6.6(a)(iv).

“Transferred IT Infrastructure” means:

(a)           at the Assigned Real Property and the Subleased Real Property, all desktop computers and or laptops used by Transferred Employees and all servers, printers and other such hardware for which 80% or more of their usage is for the benefit of Transferred Employees; and

(b)           to the extent not included in (a) above, all IT systems; network or telecommunications equipment and software; desktop computer software; accounting, finance and database software; general software development and control systems; and tools, environments and other general IT functionality; in each case which is used exclusively in the operation of the Business;

in each case, to the extent such Transferred IT Infrastructure is transferable (including upon receipt of a third-party consent to such transfer) and, with respect to any Transferred IT Infrastructure that is leased or licensed from a third party, subject to the terms of such lease or license and the inclusion in the Assumed Liabilities of the obligations of Seller and its Subsidiaries under such lease or license to the extent (but only to the extent) related to such Transferred IT Infrastructure.

“Transferred Material Contracts” shall have the meaning set forth in Section 4.6(a).

“U.S. R&D” shall have the meaning set forth in the Recitals to the Agreement.

“U.S. R&D Capital Stock” shall have the meaning set forth in the Recitals to the Agreement.

“Vacation Policy” shall have the meaning set forth in Section 6.6(g).

“WARN Act” shall have the meaning set forth in Section 6.6(i).

EXHIBIT A

Bill of Sale

EXHIBIT B

Assignment and Assumption Agreement

EXHIBIT C

Local Asset Transfer Agreement

EXHIBIT D

Master Separation Agreement

EXHIBIT E

Intellectual Property License Agreement

EXHIBIT F

Transferred Business Intellectual Property Assignment

EXHIBIT F

Excluded Assets

The Excluded Assets include the following:

(a)           cash, bank accounts, certificates of deposit and other cash equivalents;

(b)           any and all accounts receivable with third parties due in connection with the Business;

(c)           except as provided for in Section 6.13, all insurance policies and any rights, claims or chooses in action under such insurance policies;

(c)           all rights to refunds of any Tax payments, or prepayments or overpayments of any Tax, with respect to periods prior to the Closing, including recoverable payments of VAT or similar Taxes;

(d)           notwithstanding anything to the contrary contained herein, (i) all Intellectual Property Rights other than the Transferred Business Intellectual Property, Transferred Business Intellectual Property Rights and Intellectual Property Rights held by the Purchased Seller Subsidiaries, (ii) any Business Technology that is owned by a third party that Seller and its Subsidiaries do not have the right to provide to Purchaser hereunder and (iii) any Intellectual Property Rights under non-transferable portfolio cross-licenses;

(e)           enterprise-deployed, centrally managed computer software and hardware used by Seller or its Subsidiaries prior to the Closing, including any such computer software or hardware that is used by or for the Business prior to or as of the Closing, and all licenses or other agreements with third parties concerning the use thereof other than the hardware and software included in the Transferred IT Infrastructure and other than CAD Licenses to the extent provided in Section 6.18;

(f)            all of Seller’s enterprise-wide procurement contracts;

(g)           fixtures and leasehold improvements at all locations; and office furniture and office equipment at all locations other than the Assigned Real Property and the Subleased Real Property;

(h)           all IT Infrastructure;

(i)            all interests in real property other than the Assigned Real Property and the Subleased Real Property;

(j)            assets and Contracts relating to any Seller Plan or Non-U.S. Benefits Plan, except as expressly provided in Sections 6.6 and 6.7 or Schedule 6.7 of the Disclosure Letter;

(k)           all equity or other ownership interests in any Person other than the Purchased Subsidiary Interests and the Subsidiaries of IPC set forth in Section 4.17 of the Disclosure Letter;

(l)            all assets and other rights sold or otherwise transferred or disposed of between the date of this Agreement and the Closing not in violation of the terms of this Agreement;

(m)          all rights of Seller and its Subsidiaries under this Agreement and the Transaction Documents;

(n)           all books, records and other information prepared by Seller and its Subsidiaries in connection with the transactions contemplated hereby; and

(o)           all rights arising from Excluded Liabilities.

EXHIBIT G

Trademark License Agreement

EXHIBIT H

Purchased Assets

Purchased Assets consist of the following assets related to the Business:

(a)                                  Any fixtures, leasehold improvements, machinery, equipment and tangible personal property attached to or located on the Assigned Real Property or the Subleased Real Property that (i) relate primarily to or are used or held for use primarily in connection with the Business, or (ii) that relate exclusively to or are held for use exclusively by the Business and are located in those portions of the Assigned Real Property or the Subleased Real Property that are occupied by or shared with the Retained Business and excluding any facility equipment shared by the Business and the Retained Business such as air handling units, chillers and similar items;

(b)                                 all inventories to the extent used or held primarily for use in the Business (including raw materials, purchased goods, parts, containers, recycled materials, work in process, supplies, finished goods and demo and consignment inventory) on the books of the Seller Parties or their Subsidiaries, held by vendors or which otherwise are used or primarily held for use in the Business;

(c)                                  to the extent not of a category or type described in clause (a) above, all machinery, equipment, vehicles, furniture, fixtures, tools, instruments, spare parts, supplies (including storeroom supplies), pallets, office and laboratory equipment, testing facilities, materials, fuel and other personal property, owned or leased, not normally included in inventory, that are used or held primarily for use in connection with the Business  (collectively, the “Personal Property”) other than Personal Property that is part of the Seller Parties’ centralized services for information technology or other matters, which shall be Excluded Assets;

(d)                                 except as otherwise specifically provided in the Agreement, all transferable warranties, guarantees, claims, rights, credits, causes of action, or rights of setoff, against third parties to the extent relating to or arising from any of the Business, the Purchased Assets, the Transferred Business Intellectual Property or the Transferred Business Intellectual Property Rights;

(e)                                  all transferable permits, certificates, licenses (excluding licenses relating to Intellectual Property Rights), orders, franchises, registrations, variances, Tax abatements, approvals and other similar rights or authorizations of any Governmental Authority exclusively related to the ownership, maintenance and operation of the Business;

(f)                                    all customers’ files, credit information, supplier lists, parts lists, vendor lists, business correspondence, business lists, sales literature, promotional literature and other selling and advertising materials and all other assets and rights primarily related to the distribution, sale or marketing of the Printer Products; provided, however, that to the extent any such materials also relate to or arise from or are used in connection with the Retained Business, or any such information is commingled with information used in the

Retained Business, Seller shall have the right to use and license others to use such materials and information (provided such use and licenses to use are not in violation of or otherwise inconsistent with the terms of Section 6.9 of this Agreement, the Intellectual Property License Agreement or the Master Separation Agreement), and the original version of all such materials and of all tangible embodiments of such information shall not be a Purchased Asset and shall be retained by the Seller Parties with accurate and complete copies thereof to be provided to Purchaser at Closing;

(g)                                 to the extent transferable (assuming receipt of a third-party consent to such transfer), all right, title or interest of the Seller Parties and their Subsidiaries in or to:  (A) the Business Intellectual Property Licenses and (B) the Customer Contracts, Supplier Contracts, the maintenance or service agreements, purchase orders for materials and other services, dealer and distributorship agreements, advertising and promotional agreements, equipment leases, licenses (but excluding licenses relating to Intellectual Property Rights other than Business Intellectual Property Licenses), joint ventures, partnership agreements or other Contracts (including any agreements of the Seller Parties or its Subsidiaries with suppliers, sales representatives, distributors, agents, lessees of Personal Property, licensors, licensees, consignors and consignees specified therein (but excluding licenses related to Intellectual Property Rights other than Business Intellectual Property Licenses)) in each case in this clause (B) that are exclusively related to the Business and any utility, electricity, gas, water, sanitary, sewer and similar property-specific Contracts exclusively related to the Assigned Real Property and the Subleased Real Property (collectively, the “Transferred Contracts”), and with respect to (x) any of the foregoing types or categories of Contracts in clause (B) that are primarily but not exclusively related to the Business, the portion thereof relating to the Business to the extent the Seller Parties obtain the consent of the counterparty thereto to assign in part or otherwise divide such Contracts between Purchaser and Seller or its Subsidiaries in accordance with Section 6.17 hereof and upon receipt of such consent such portion thereof shall become a Transferred Contract;

(h)                                 all Transferred Business Technology and all Transferred IT Infrastructure;

(i)                                     all marketing, personnel, financial and other books and all other documents, microfilm and business records and correspondence wherever located, primarily related to the Business; provided, however, that to the extent any such documents also relate to or arise from or are used in connection with the Retained Business, or any such information is commingled with information used in the Retained Business, the original version of such information shall not be a Purchased Asset (and Seller shall have the right to use such information, provided such use and licenses to use are not in violation of or otherwise inconsistent with the terms of Sections 6.9 or 6.10 of this Agreement, the Intellectual Property License Agreement or the Master Separation Agreement) and shall be retained by Seller with accurate and complete copies thereof to be provided to Purchaser at Closing; provided, however, upon reasonable request, the Seller Parties will provide the Purchaser with reasonable access to the foregoing information that relates to the Business but does not primarily relate to the Business;

(j)                                     all automobiles and other vehicles owned by the Seller Parties and their Subsidiaries and used exclusively by Transferred Employees, and, to the extent transferable, leasehold interests in all leases of automobiles and other vehicles leased by the Seller Parties or their Subsidiaries and used exclusively by Transferred Employees;

(k)                                  any and all assets associated with or allocated to Transferred Employees in accordance with Section 6.6 or 6.7;

(l)                                     Section 6.7(g) Obligations;

(m)                               the China Lease and the Sublease; and

(n)                                 all other assets and rights of Seller and its Subsidiaries to the extent such assets are used primarily in the Business, are not Excluded Assets identified on Exhibit F and are not of a category or type described in the foregoing clauses (a) through (m).

With respect to the Purchased Assets identified in foregoing clauses (a), (b) and (c), to the extent such Purchased Assets are leased or licensed from a third party, the transfer to Purchaser will be subject to the terms of such lease or license and the inclusion in the Assumed Liabilities of the obligations of Seller and its Subsidiaries under such lease or license to the extent (but only to the extent) related to such Purchased Assets.

For an asset to be deemed to be “primarily” used or held for use by the Business, 80% or more of its usage must be for the benefit of the Business.

Notwithstanding the foregoing, (i) the Purchased Assets will not include any Excluded Assets and (ii) all transfers, deliveries or transmissions of information included in the Purchased Assets pursuant to the foregoing paragraphs (g) and (j) shall be made pursuant to the terms of the Master Separation Agreement.

EXHIBIT I

Joinder

1